October 2, 2008

John Reynolds

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street NE

Washington, D.C. 20549

Re:	Heckmann Corporation
Form S-4
Filed June 16, 2008
Amendment No. 1 to Form S-4
Filed July 25, 2008
Amendment No. 2 to Form S-4
Filed August 22, 2008
Amendment No. 3 to Form S-4
Filed September 30, 2008
Amendment No. 4 to Form S-4
Filed October 1, 2008
Amendment No. 5 to Form S-4
Filed October 2, 2008
File No. 333-151670

Dear Mr. Reynolds:

At the request of the Staff, we are filing this letter, which encloses copies of two facsimiles that were sent by or on behalf of Heckmann Corporation (the “Company”) to the Staff on October 1, 2008. As the Staff is aware, the Company filed Amendment No. 3 to its Registration Statement on Form S-4 (File No. 333-151670) on September 30, 2008, Amendment No. 4 to the Registration Statement on October 1, 2008 and Amendment No. 5 to the Registration Statement on October 2, 2008. The two facsimiles enclosed with this cover letter contain the Company’s responses to the Staff’s comments in its letter to the Company dated September 29, 2008 as well as verbal comments made by the Staff during telephone conversations on October 1, 2008.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

John Reynolds

United States Securities and Exchange Commission

September 30, 2008

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (760) 341-3606.

Sincerely,

Heckmann Corp.

By:	/s/ Donald G. Ezzell
Name:	Donald G. Ezzell
Its:	Vice President, General Counsel and Secretary

Enclosures

cc:	John Archfield, Ryan Milne, Edwin S. Kim

DLA	Piper US LLP
Steven D. Pidgeon, Esq. (via e-mail: steven.pidgeon@dlapiper.com)
David P. Lewis, Esq. (via e-mail: david.lewis@dlapiper.com)

Thelen Reid Brown Raysman & Steiner LLP

Richard S. Green, Esq. (rgreen@thelen.com)
Joseph R. Tiano, Jr., Esq. (jtiano@thelen.com)

WEST\21566013.1

DLA Piper LLP (US) 2415 East Camelback Road, Suite 700 Phoenix, Arizona 85016-4245 www.dlapiper.com

Fax Transmission Cover Sheet		October 1, 2008

To	Telephone	Fax Number

John Archfield Ryan Milne Edwin S. Kim	(202) 551-3325 (202) 551-3688 (202) 551-3536	(703) 813-6963

From:	Steven D. Pidgeon	(480) 606-5124

Re:	Heckmann Corporation

Pages:	-83- (including this form)

If there is a problem with this transmission, please call Linda De La Cruz at 480-606-5495.
Fax Operator/Ext.

Message:

Ryan,

Enclosed are Heckmann Corporation’s draft response letter and changed pages, revised to address the Staff’s comments in its letter to Heckmann Corporation dated September 29, 2008.

Steven D. Pidgeon

Co-Managing Partner, Phoenix office

DLA Piper LLP (US)

CONFIDENTIALITY NOTICE

This communication is ONLY for the person named above. Unless otherwise indicated, it contains information that is confidential, privileged or exempt from disclosure under applicable law. If you are not the person named above, or responsible for delivering it to that person, be aware that disclosure, copying, distribution or use of this communication is strictly PROHIBITED. If you have received it in error, or are uncertain as to its proper handling, please immediately notify us by collect telephone and mail the original to us at the above address. Thank you.

October [    ], 2008

Via EDGAR and by courier

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street NE

Washington, D.C. 20549

RE:	Heckmann Corporation

Form S-4

Filed on June 16, 2008

Amendment No. 1 to Form S-4

Filed July 25, 2008

Amendment No. 2 to Form S-4

Filed August 22, 2008

Amendment No. 3 to Form S-4

Filed September 30, 2008

Amendment No. 4 to Form S-4

Filed October [    ], 2008

File No. 333-151670

Dear Mr. Reynolds:

This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated September 30, 2008, to Heckmann Corporation (the “Company”) regarding the Registration Statement on Form S-4, File No. 333-151670 (the “Registration Statement”), filed by the Company on June 16, 2008, as amended by Amendment No. 1 to the Registration Statement, filed on July 25, 2008, Amendment No. 2 to the Registration Statement, filed on August 22, 2008, and Amendment No. 3 to the Registration Statement, filed on September 30, 2008.

General

Staff Comment:

1. We note the amendments to the merger agreement and changes to the consent, undertaking, and other agreements. It appears that the renegotiation of the consideration and other terms, including changes to the amount of cash received for shares of China Water, may be deemed a sale of securities under Section 5 of the Securities Act. Please advise us of the exemption from registration in light of the general solicitation associated with a pending registration statement.

Company Response:

The Company does not believe that any sale of securities has occurred as a result of the amendments to the merger agreement and the changes to the consent, undertaking, and other agreements (the “Modifications”).

Pursuant to the Modifications, ten stockholders of China Water agreed to take less cash per share than the $5.00 per share price that is being offered to the public stockholders of China Water who elect to receive cash in the transaction. Of these ten stockholders, eight had previously executed elections to receive only cash for their shares. As a result, the transaction between the Company and the “cash only” China Water stockholders simply involved a renegotiation of cash consideration and does not involve a sale of securities under Section 5 of the Securities Act.

John Reynolds

United States Securities and Exchange Commission

October [    ], 2008

The remaining two stockholders who were parties to the Modifications are (i) Xu Hong Bin, China Water’s president, who has agreed to sell 5.4 million of his shares of China Water common stock prior to the merger for cash and has elected to receive in the merger only shares of Company common stock at the exchange ratio for his remaining 30.6 million shares, and (ii) Ng Tak Kau, China Water’s chief operating officer, who has agreed to sell 900,000 of his shares of China Water common stock prior to the merger for cash and has elected to receive in the merger only shares of Company common stock at the exchange ratio for his remaining 5.1 million shares.

With respect to Messrs. Xu and Ng, each had previously agreed to sell 15% of his China Water shares for cash and 85% of his China Water shares for Company common stock. The Modifications did not change this basic investment decision; following the Modifications, each of Messrs. Xu and Ng will still receive cash for 15% of their shares and will still receive Company common stock for the remaining 85% of their shares. In addition, and importantly, while the Modifications changed the amount of cash each was to receive with respect to his cash shares and the timing of the sale of the cash shares (from the effective time of the merger to immediately prior to the effective time of the merger), the Modifications did not change the number of China Water shares that each will exchange for Company common stock nor did the Modifications change the number of shares of Company common stock each will receive pursuant to the exchange ratio. Accordingly, since the transaction being registered – the issuance of Company common stock to China Water stockholders in the merger – has not changed, the Company does not believe that a mere change in the amount of cash consideration payable in connection with a purchase of stock for cash can be viewed as a sale of securities under Section 5 of the Securities Act.

Even if the Modifications are viewed as constituting a sale of securities under Section 5 of the Securities Act, the Company believes that, notwithstanding the existence of a pending registration statement, such sale would constitute an exempt private offering under Section 4(2) of the Securities Act. In Release No. 33-8828, Revisions of Limited Offering Exemptions in Regulation D (August 3, 2007, pp. 55-56), the Commission explicitly recognized that “the filing of a registration statement does not, per se, eliminate a company’s ability to conduct a concurrent private placement, whether it is commenced before or after the filing of the registration statement.” In this regard, the Commission stated that “the determination as to whether the filing of the registration statement should be considered to be general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or some other means that would otherwise not foreclose the availability of the Section 4(2) exemption.” The Commission goes on to provide the following examples:

“For example, if a company files a registration statement and then seeks to offer and sell securities without registration to an investor who became interested in the purportedly private offering by means of the registration statement, then the Section 4(2) exemption would not be available for that offering. On the other hand, if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive pre-existing relationship with the company or direct contact by the company or its agents outside the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.”

This situation fits squarely within the Commission’s analysis in the foregoing release for the following reasons:

•	Messrs. Xu and Ng are senior officers of China Water who have been involved in the transaction from its earliest stages.

John Reynolds

United States Securities and Exchange Commission

October [    ], 2008

•

Prior to the Modifications, Messrs. Xu and Ng had a substantive, pre-existing relationship with both China Water and the Company and are in constant direct contact with the Company outside the public offering effort.

•

Messrs. Xu and Ng did not become interested in the Modifications by means of the registration statement, but instead had direct contact with the Company’s senior management concerning the Modifications.

With respect to the availability of the Section 4(2) exemption itself, the Company notes that the process by which the Modifications were effected was carefully designed to comply with Section 4(2). In this regard, the Modifications at issue involved only two members of senior management of China Water, each of whom are accredited investors and both of whom have access to sufficient information concerning the Company and China Water to make an informed investment decision. Accordingly, even if the transaction resulting in the Modifications could be viewed as constituting a sale of securities under Section 5, such transaction would qualify for the Section 4(2) private placement exemption.

Questions and Answers about the Heckmann Special Meeting, page v

Staff Comment:

2. Please revise the answer to the second Q&A on page vi, page 53, and where appropriate to clarify the reasoning and overall effect of the $120 million decrease in cash paid by Heckmann. For example, although it is clear that the recent instability in the credit markets was a reason to preserve $120 million for the post-merger company, it is unclear why the instability in the credit markets resulted in what appears to be a decrease of $120 million to the previously negotiated purchase price. As another example, given what appears to be a $120 million decrease to the purchase price, which had been approximately $625 million, it is unclear why the renegotiated amount is not less than the approximately $550 million disclosed in the letter to shareholders. Please revise accordingly.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on pages vi, 5, 15, 25 and 53 to provide the requested disclosure. The Company notes that the $562.7 million aggregate consideration referenced in the letter to shareholders gives effect not only to the decrease in the aggregate cash consideration of $120 million, but also to the increase in the price per share of the Company’s common stock (which is subject to a fixed exchange ratio) since the date of the merger agreement.

Summary, page 1

Staff Comment:

3. Please revise page six of the summary to identify the “two other members of management of China Water” and “the recipients of Mr. Xu’s shares.”

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on pages vii, 6, 13, 15, 87, 89 and 90 to provide the requested disclosure.

John Reynolds

United States Securities and Exchange Commission

October [    ], 2008

China Water Management’s Discussion and Analysis, page 111

Acquisitions in Process, page 112

Staff Comment:

4. We note that China Water anticipated closing on three acquisitions in the third quarter of 2008. Please revise the disclosure regarding the anticipated closing date as appropriate.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on pages 3 and 112 to indicate that China Water now anticipates that the closings of the three acquisitions will occur in the fourth quarter of 2008.

Unaudited Pro Forma Condensed Combined Financial Information, page 135

Staff Comment:

5. We note in adjustment (b) on page 137 that you assumed that all China Water stockholders that have not made an election to date will elect to take Heckmann common stock in determining total estimated consideration for the acquisition of China Water. Please describe how the estimated consideration could change based upon the election of China Water stockholders to accept cash of $5.00 instead of Heckmann common stock. In this regard, provide a range of the maximum and minimum cash and/or common stock consideration that may result upon these elections being made.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on pages 137 and 138 to provide the requested disclosure.

Staff Comment:

6. We note on page 44 and that Heckmann is obligated to pay contingent payments of $145.5 million if its fiscal year 2009 adjusted net income exceeds $90.0 million. Please disclose the terms of the contingent consideration within a footnote to your Unaudited Pro Forma Condensed Combined Financial Information.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 137 to provide the requested disclosure.

Executive Compensation, page 152

Staff Comment:

7. We note the revised disclosure on page F-50 regarding the fair value of shares placed into escrow that was charged to income as stock-based compensation expense when the shares were released from escrow during the year ended December 31, 2007. Please revise page 152 to provide executive compensation disclosure for Mr. Xu’s stock-based compensation, and any other compensation for the fiscal year, or advise.

John Reynolds

United States Securities and Exchange Commission

October [    ], 2008

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on pages 152 and 153 to provide the requested executive compensation disclosure for Mr. Xu’s stock-based compensation, as well as an explanation of the nature of such compensation. As stated, Mr. Xu did not receive any other compensation for fiscal 2007.

China Water and Drinks. Inc. Consolidated Financial Statements for the Years Ended December 31, 2005, 2006 and 2007, page F-25

Note 14. Stockholders’ Equity, page F-50

Staff Comment:

8. We note that the fiscal year 2007 performance target under the Make Good Escrow Agreement was the achievement of after-tax net income of at least $ 19 million, and that the Company has achieved the target for the year ended December 31, 2007. China Water presents on page F-29 after-tax net loss of $35,006 thousand. Please revise your disclosure to clarify that the target was not net income, rather net income before compensation relating to the make good escrow arrangement and expense relating to the beneficial conversion feature, as a result of the September 19, 2008 amendments to this Agreement.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on pages 114 and F-50 to provide the requested disclosure.

Hutton Holdings Corporation Unaudited Pro-Forma Combined Statements of Operations. Page F-138

Staff Comment:

9. We note the presentation unaudited pro forma combined balance sheets and statements of operations of Hutton Holdings Corporation that appear to represent the combined balance sheets and statements of operations prepared to reflect the exchanges of equity interests between entities under common control pursuant to paragraph D11 to D18 of SFAS 141. Please revise to either (1) provide complete audited combined financial statements for 2006 and 2005, or (2) remove the pro forma combined balance sheets and statements of operations for 2006 and 2005 as each of the predecessor companies’ audited financial statements are presented. In addition, tell us why you have not provided interim financial statements that comply with Rule 8-03 of Regulation S-X. In this regard, we note that the combined financial statements as of and for the six months ended June 30, 2007, do not include a statement of cash flows and footnotes.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to remove the pro forma combined balance sheets and statements of operations for 2006 and 2005 as suggested by the Staff. In addition, the Company has included the interim financial statements as of and for the six months ended June 30, 2007.

*        *        *        *

John Reynolds

United States Securities and Exchange Commission

October [    ], 2008

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (760) 341-3606.

Sincerely,

Heckmann Corp.

By:

Name:                                                    Donald G. Ezzell

Its:                             Vice President, General Counsel and Secretary

Enclosures

cc:	DLA Piper US LLP

Steven D. Pidgeon, Esq. (via e-mail: steven.pidgeon@dlapiper.com)

David P. Lewis, Esq. (via e-mail: david.lewis@dlapiper.com)

Thelen Reid Brown Raysman & Steiner LLP

Richard S. Green, Esq. (rgreen@thelen.com)

Joseph R. Tiano, Jr., Esq. (jtiano@thelen.com)

HECKMANN CORPORATION RR Donnelley ProFile WCRvelaa1nb 01-Oct-2008 04:40 EST 34078 ROM 6 18*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

Q. Why is Heckmann proposing the merger?

A. Heckmann is a blank-check company formed specifically as a vehicle for the acquisition of or merger with a business whose net assets have a fair market value of at least 80% of the net assets of Heckmann (sometimes referred to herein as a "qualifying business combination"). In the course of Heckmann's search for a business combination partner, Heckmann was introduced to China Water, a company involved in the bottled water business in China. The board of directors of Heckmann is attracted to China Water because of the opportunity it presents to capitalize on the significant growth in the consumption of bottled water in China, to capitalize on China Water's well-established bottled water platform and strong growth potential, to combine China Water's business and management with the Heckmann management team's proven track record in the water sector and strong operating, strategic, and transaction experience, and to provide Heckmann with a platform to build a global company in an industry that it believes is ready for significant consolidation. As a result, Heckmann believes that the merger with China Water will provide Heckmann stockholders with an opportunity to merge with, and participate in, a company with significant growth potential.

Q: What will stockholders receive in the merger?

A. At the effective time of the merger, each holder of an outstanding share of China Water common stock will be entitled to receive the following:

- for each share of China Water common stock with respect to which an election to receive cash has been effectively made and not revoked pursuant to the terms of the merger agreement, the right to receive $5.00 in cash from Heckmann; and
- for each share of China Water common stock with respect to which an election to receive cash has not been effectively made or has been revoked pursuant to the terms of the merger agreement, the right to receive 0.8 of a share of Heckmann common stock, which we refer to as the exchange ratio. Holders of China Water common stock receiving Heckmann common stock in the merger will not receive any fractional Heckmann shares in the merger. Instead, the total number of shares of Heckmann common stock that a holder of China Water common stock will receive for any shares of China Water common stock as to which a cash election is not made will be rounded down to the nearest whole number, and Heckmann will pay cash for any resulting fractional share that a China Water stockholder otherwise would be entitled to receive. The amount of cash payable for a fractional share of Heckmann common stock will be determined by multiplying the fraction by the closing price for Heckmann common stock on the New York Stock Exchange on the date that the merger becomes effective.

Pursuant to agreements entered into with Heckmann and China Water when the merger agreement was signed, existing and former members of China Water's management, and China Water's existing noteholders and private placement investors irrevocably elected to receive Heckmann common stock in the merger in respect of approximately 70.1 million shares of China Water common stock (out of approximately 111.4 million shares of China Water common stock outstanding on an as converted basis), and to receive cash in the merger in respect of approximately 33.0 million shares of China Water common stock (for aggregate cash proceeds of $165.0 million). See the section of this Proxy Statement entitled "Related Agreements" for more information.

However, in light of the recent instability in the credit and capital markets, Heckmann determined that it would be prudent to preserve more of its cash to fulfill its acquisition strategy and, conversely, to reduce its potential dependence on credit arrangements to finance planned growth. In addition, Mr. Heckmann believed that an overall purchase price reduction (offset in part by a rise in the price of Heckmann stock since the merger was announced) was appropriate in light of the marked increase in volatility in the capital markets, overall loss of significant value in those markets, and, in particular, the recent downturn in the price of small cap China-based companies. To facilitate implementation of this plan of action, Heckmann and existing and former members of China Water management as well as certain stockholders that are

vi

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parties to the undertaking agreement entered into amendments to the majority stockholder written consent and undertaking agreements and related documents. Pursuant to these agreements, (i) Xu Hong Bin, the president of China Water, agreed to reduce his cash consideration from the $5.00 per share payable in the merger, to $2.77, for 5.4 million of his shares of China Water common stock (ii) Ng Tak Kau and Jin Shu Xing, two members of China Water's management, agreed to sell an aggregate of 4.4 million shares of their China Water common stock to Heckmann prior to the merger at an average price of $1.35 per share, and (iii) Chen Xing Hua, China Water's former chief executive officer, and certain China Water stockholders that are party to the undertaking agreement, agreed to sell their current China Water stockholdings (23.2 million shares in the aggregate) to Heckmann immediately prior to the merger for an average of $1.04 per share.

As a result, Heckmann will reduce from $165 million to $45 million the cash required to purchase these 33.0 million shares, preserving $120 million in additional cash to fund future planned growth. Heckmann will not be required to issue any additional shares of its stock to compensate for the cash reduction. Instead, Mr. Xu, for the benefit of all of China Water's and Heckmann's stockholders, has agreed to transfer to Mr. Chen and each of Lap Woon Wong, Sze Tang Li, IBroader Developments Limited and Canary Global Investments Inc. (parties to the undertaking agreement), in order to induce them to accept less than the $5.00 per share in cash that would have been payable to them in the merger, 7.6 million of his remaining 30.6 million shares of China Water common stock. Each of the recipients of Mr. Xu's shares of China Water common stock will receive Heckmann common stock in exchange for such shares at the exchange ratio in the merger. No other stockholders of China Water are directly affected by these changes. All China Water stockholders who have not yet made elections relating to the merger will receive 0.8 shares of Heckmann common stock or, if they so elect, $5.00 in cash for each share of China Water common stock they own. See the section of this Proxy Statement entitled "Related Agreements" for more information.

In addition, in consideration for granting certain waivers, releases, suspensions, and relinquishments of rights related to their China Water securities, China Water's existing noteholders and private placement investors are eligible to share in contingent payments of $45.0 million and $85.5 million, respectively, payable in 2010, if Heckmann achieves a stated net income target for its fiscal year ending December 31, 2009. See "Related Agreements."

Heckmann stockholders will continue to own their existing shares, and will not need to exchange their existing shares in connection with the merger.

Q: When do Heckmann and China Water expect to complete the merger?

A. Heckmann and China Water expect to complete the merger after all conditions to the merger in the merger agreement are satisfied or waived, including the receipt of stockholder approvals at the special meeting of Heckmann. Heckmann and China Water currently expect to complete the merger promptly following the stockholders meeting of Heckmann Corporation. However, it is possible that factors outside of either company's control could cause the merger to be competed at a later time or not at all.

Q: How does the board of directors of Heckmann recommend that I vote?

A. The Heckmann board of directors recommends that holders of Heckmann common stock vote FOR the Charter Amendment Proposal, FOR the Business Combination Proposal, FOR the Share Issuance Proposal, and FOR the Adjournment and Postponement Proposal.

Q: What vote is required of Heckmann stockholders to approve each proposal?

A. ***To approve the Charter Amendment Proposal:*** the affirmative vote of a majority of the outstanding shares of common stock of Heckmann entitled to vote at the special meeting, including a majority of the shares of Heckmann common stock voted by Heckmann's public stockholders, is required to approve the Charter Amendment Proposal.

vii

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Additionally, China Water has in place plans for plant expansions at existing locations, as follows:

Location of Plant	Anticipated Capital Expenditure	Anticipated Completion Date	Current Existing Production Capacity		Projected Production Capacity after Expansion	
			Small Bottles	Carboy Bottles	Small Bottles	Carboy Bottles
Changchun, Jilin Province	$6 million	2008	178.5 million	3.4 million	425.6 million	9.6 million
Shenyang, Liaoning Province	$2 million	2008	151.0 million	2.1 million	343.2 million	10.3 million
Guangzhou, Guangdong Province	$6 million	2009	178.5 million	3.4 million	425.6 million	11.6 million

To date, China Water has not commenced construction of these plant expansions. Pursuant to the terms of the merger agreement, any capital expenditures in excess of $25,000 per month, including the plant expansions, will require Heckmann's prior approval.

On June 12, 2008, China Water executed a definitive agreement relating to the acquisition of 67% of the equity of Guangzhou Grand Canyon Distilled Water Co. Ltd. ("Grand Canyon"), a distilled bottled water producer and distributor that has an established brand awareness, a well-established distribution network in Guangdong Province, and an annual production capacity of 240.2 million small bottles and 9.6 million carboy bottles. On June 16, 2008, China Water completed the acquisition. The consideration for the acquisition consisted of approximately $19.1 million, paid in cash at closing. China Water believes the consolidation with this producer will further elevate brand awareness of both China Water's Darcunk brand and Grand Canyon's brands, both of which China Water will continue to support, and that China Water will benefit from the joined network and platform. Pro forma financial statements as well as historical financial statements of Grand Canyon are included elsewhere in this Proxy Statement.

China Water continually evaluates additional acquisitions and add-on investment in existing facilities. China Water is in negotiations or has obtained non-binding letters of intent for the following acquisitions:

Acquisitions in Process

Location of Target	Percentage of Business to be Acquired	Anticipated Purchase Price (1)	Anticipated Closing Date (by quarter)	Annual Production Capacity	
				Small Bottles	Carboy Bottles
Beijing (2)	100%	$ 6.0 million	Fourth quarter of 2008	247.1 million	8.2 million
Changsha, Hunan Province	100%	$ 5.3 million	Fourth quarter of 2008	178.5 million	—
Harbin, Heilongjiang Province	100%	$13.6 million	Fourth quarter of 2008	329.5 million	3.4 million

(1) Some acquisitions could include stock, subject to consent of Heckmann Corporation.
(2) Acquisition of a plant under construction.

As of June 30, 2008, China Water had $23.9 million in cash and cash equivalents and has paid deposits related to potential acquisitions of $24.5 million. In addition, based on cash elections made by China Water stockholders to date, recent amendments to the majority stockholder written consent and undertaking agreements and related documents, Heckmann and China Water expect that the combined company will have a minimum of $225.2 million in cash and cash equivalents even if all China Water stockholders that have not made an election to date elect to take cash in the merger and Heckmann's public stockholders convert the maximum 29.99% of the shares sold in the initial public offering into a *pro rata* portion of the cash held in the Heckmann trust account. Accordingly, China Water believes that the plant expansions and proposed business acquisitions described above can be paid for with cash on hand, and leave sufficient cash for working capital and additional expansion or acquisitions that it may consummate over the next few months.

3

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What China Water Stockholders Will Receive in the Merger (see page 76)

Subject to the agreements between Heckmann and certain China Water stockholders described below, China Water stockholders will be entitled, with respect to all or any portion of their shares, to make an unconditional election to receive either cash or Heckmann common stock, as follows:

- for each share of China Water common stock with respect to which an election to receive cash has been effectively made and not revoked pursuant to the terms of the merger agreement, the holder thereof will receive $5.00 in cash from Heckmann; and
- for each share of China Water common stock with respect to which an election to receive cash has not been effectively made or has been revoked pursuant to the terms of the merger agreement, the holder thereof will receive 0.8 of a share of Heckmann common stock, which we refer to as the exchange ratio. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing. Holders of China Water common stock will not receive any fractional Heckmann shares in the merger. Instead, the total number of shares that each holder of China Water common stock will receive in the merger will be rounded down to the nearest whole number, and Heckmann will pay cash for any resulting fractional share that a China Water stockholder otherwise would be entitled to receive. The amount of cash payable for a fractional share of Heckmann common stock will be determined by multiplying the fraction by the closing price for Heckmann common stock on the New York Stock Exchange on the date the merger becomes effective.

Example: If you currently own 18 shares of China Water common stock, absent the treatment of the fractional shares described above, you would be entitled to receive (18 x $5.00) or $90 if you elected to receive all cash in the merger, (18 x 0.8) or 14.4 shares of Heckmann common stock if you did not effectively make or otherwise revoked a cash election, or some combination thereof if you made a partial election to receive cash. In the example where you would receive 14.4 shares of Heckmann common stock, since fractional shares will not be issued, you would instead receive 14 shares of Heckmann common stock and a check for the market value of 0.4 shares of Heckmann common stock-based on its closing price on the New York Stock Exchange on the date that the merger becomes effective.

The merger agreement provides for adjustments to the exchange ratio to reflect fully the effect of any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction with respect to Heckmann common stock or China Water common stock with a record date prior to the merger.

Pursuant to agreements entered into with Heckmann and China Water when the merger agreement was signed, existing and former members of China Water's management, and China Water's existing noteholders and private placement investors irrevocably elected to receive Heckmann common stock in the merger in respect of approximately 70.1 million shares of China Water common stock (out of approximately 111.4 million shares of China Water common stock outstanding on an as converted basis), and to receive cash in the merger in respect of approximately 33.0 million shares of China Water common stock (for aggregate cash proceeds of $165.0 million). See the section of this Proxy Statement entitled "Related Agreements" for more information.

However, in light of the recent instability in the credit and capital markets, Heckmann determined that it would be prudent to preserve more of its cash to fulfill its acquisition strategy and, conversely, to reduce its potential dependence on credit arrangements to finance planned growth. In addition, Mr. Heckmann believed that an overall purchase price reduction (offset in part by a rise in the price of Heckmann stock since the merger was announced) was appropriate in light of the marked increase in volatility in the capital markets, overall loss of significant value in those markets, and, in particular, the recent downturn in the price of small cap China-based companies. To facilitate implementation of this plan of action, Heckmann and existing and former members of China Water management as well as certain stockholders that are parties to the undertaking agreement entered into amendments to the majority stockholder written consent and undertaking agreements and related documents.

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Pursuant to these agreements, (i) Mr. Xu, the president of China Water, agreed to reduce his cash consideration from the $5.00 per share payable in the merger, to $2.77, for 5.4 million of his shares of China Water common stock (ii) Ng Tak Kau and Jin Shu Xing, two members of China Water's management, agreed to sell an aggregate of 4.4 million shares of their China Water common stock to Heckmann prior to the merger at an average price of $1.35 per share, and (iii) Chen Xing Hua, China Water's former chief executive officer, and the China Water stockholders that are party to the undertaking agreement, agreed to sell their current China Water stockholdings (23.2 million shares in the aggregate) to Heckmann immediately prior to the merger for an average of $1.04 per share.

As a result, Heckmann will reduce from $165 million to $45 million the cash required to purchase these 33.0 million shares, preserving $120 million in additional cash to fund future planned growth. Heckmann will not be required to issue any additional shares of its stock to compensate for the cash reduction. Instead, Mr. Xu, for the benefit of all of China Water's and Heckmann's stockholders, has agreed to transfer to Mr. Chen and each of Lap Woon Wong, Sze Tang Li, IBroader Developments Limited and Canary Global Investments Inc. (parties to the undertaking agreement), in order to induce them to accept less than the $5.00 per share in cash that would have been payable to them in the merger, 7.6 million of his remaining 30.6 million shares of China Water common stock. Each of the recipients of Mr. Xu's shares of China Water common stock will receive Heckmann common stock in exchange for such shares at the exchange ratio in the merger. No other stockholders of China Water are directly affected by these changes. All China Water stockholders who have not yet made elections relating to the merger will still receive 0.8 shares of Heckmann common stock or if they so elect, $5.00 in cash for each share of China Water common stock they own.

In addition, in consideration for granting certain waivers, releases, suspensions, and relinquishments of rights related to their China Water securities, China Water's existing noteholders and private placement investors are eligible to share in contingent payments of $45.0 million and $85.5 million, respectively, payable in 2010, if Heckmann achieves a stated net income target for its fiscal year ending December 31, 2009. Subject to certain conditions described below, these contingent payments can be paid, in Heckmann's sole discretion, through the payment of cash, through the issuance of Heckmann common stock, or through a combination thereof. See "Related Agreements."

Giving effect to the cash and stock elections received to date and assuming that all remaining China Water stockholders that have not made an election to date will elect to take Heckmann common stock in the merger, the aggregate consideration payable to holders of China Water common stock under the merger agreement, exclusive of the contingent consideration, based on the closing price of Heckmann common stock on the New York Stock Exchange on September 30, 2008 of $8.25, is valued at approximately $517.7 million, or $6.60 per share. Accordingly, the aggregate consideration payable under the merger agreement values China Water at a 55.3% premium to the $4.25 per share conversion price of the China Water common stock underlying the notes sold in the January 2008 convertible note offering, a 14.3% discount to the $7.70 per share valuation placed on China Water common stock in connection with its August 2007 acquisition of 48% of China Bottles, Inc., a 17.5% discount to the $8.00 per share valuation placed on China Water common stock in connection with its August 2007 acquisition of Pilpol (HK) Biological Limited, and a 392.5% premium to the $1.34 per share valuation placed on China Water common stock in connection with its June 2007 private placement.

Treatment of Outstanding Warrants (see page 76)

At the effective time of the merger, subject to any necessary consent of holders of warrants, each outstanding warrant issued by China Water to purchase shares of China Water common stock shall be assumed by Heckmann and converted automatically into a warrant to purchase shares of Heckmann common stock. The number of shares of Heckmann common stock issuable under such warrants, and the exercise prices for such warrants, will be adjusted based on the exchange ratio. Outstanding warrants to purchase Heckmann common stock will remain outstanding and will not be exchanged in connection with the merger.

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- agreed to indemnify Heckmann in respect of losses suffered by Heckmann arising from any breach of any representations, warranties, and covenants made by Messrs. Xu or Chen, respectively, in such agreements.

Under the agreement with Mr. Xu, upon the consummation of the merger, Heckmann will retain in escrow certificates representing 90% of the shares of Heckmann common stock issuable to Mr. Xu in the merger as security for Mr. Xu's indemnification obligations in favor of Heckmann. Pursuant to the terms of the escrow arrangement, on March 31, 2010, Heckmann will deliver to Mr. Xu certificates evidencing 80% of the shares held in escrow and, on the date that is the two year anniversary of the effective time of the merger, Heckmann will deliver to Mr. Xu certificates representing the remaining shares, less, in each case, a number of shares having a value equal to the amount of any losses suffered by Heckmann and which are the subject of any pending claims for indemnification.

On September 19, 2008, the agreement with Mr. Xu was amended to: (i) add a tax-related provision, that limits the amount of stock that can be used to satisfy any indemnity obligation (which Heckmann does not believe poses any practical restriction on its remedies), and (ii) require that Mr. Xu contribute upon the merger, for no consideration, companies that he owns or controls that lease property in Hong Kong for the benefit of China Water, and that are negotiating for land use rights to build the plant expansion in the Guangdong Province referenced on page 3. The operating costs of these companies are paid for by China Water and are reflected in its consolidated financial statements included herein.

On September 26, 2008, in light of the recent instability in the credit and capital markets, Mr. Xu and Mr. Chen agreed to amend their majority stockholder written consent agreements to sell 5.4 million and 12.2 million shares, respectively, of China Water common stock to Heckmann immediately prior to the effective time of the merger and to reduce their cash consideration from the $5.00 per share payable in the merger, to $2.77 and $1.04, respectively. Heckmann will not be required to issue any additional shares of its stock to compensate for the cash reduction. Mr. Xu, for the benefit of all of China Water's and Heckmann's stockholders, has agreed to transfer 4.2 million of his remaining 30.6 million shares of China Water common stock to Mr. Chen to induce him to accept less than the $5.00 per share that would have been payable to him in the merger. Mr. Chen will receive Heckmann common stock in exchange for such shares at the exchange ratio in the merger.

Undertaking Agreement. Concurrently with the execution of the merger agreement, six holders of China Water's common stock holding in the aggregate approximately 8.9 million shares of China Water common stock executed and delivered an undertaking agreement with Heckmann and China Water, pursuant to which such holders agreed to (i) elect to receive only cash at the $5.00 per share cash election price for each share of China Water common stock held by such holder, (ii) and provide a general release of claims against Heckmann, Merger Sub, and China Water.

On September 26, 2008, in light of the recent instability in the credit and capital markets, Heckmann and the China Water stockholders that are parties to the undertaking agreement (including one China Water stockholder that had signed the undertaking agreement as to 908,000 shares and a separate election as to 2.1 million shares) executed an amendment to the undertaking agreement to provide for the sale of approximately 11.0 million shares of China Water common stock to Heckmann immediately prior to the effective time of the merger at a reduced per share price of $1.04 per share. Heckmann will not be required to issue any additional shares of its stock to compensate for the cash reduction. Instead, Mr. Xu, for the benefit of all of China Water's and Heckmann's stockholders, has agreed to transfer to each of Lap Woon Wong, Sze Tang Li, IBroader Developments and Canary Global Investments Inc. (parties to the undertaking agreement), in order to induce them to accept less than the $5.00 per share in cash that would have been payable to them in the merger, 3.4 million of his remaining 30.6 million shares of China Water common stock. Each of the recipients of Mr. Xu's shares of China Water common stock will receive Heckmann common stock in exchange for such shares at the exchange ratio in the merger.

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who are founders and current members of management of China Water, executed and delivered a written cash stock election, pursuant to which:

- Ng Tak Kau, China Water's chief operating officer, irrevocably elected to receive in the merger cash, at the $5.00 per share cash election price, in respect of 15%, or 900,000, of the 6.0 million outstanding shares of China Water common stock held by him and Heckmann common stock, at the 0.8 exchange ratio, in respect of the remaining 85%, or 5.1 million, of his shares; and

- Jin Shu Xing, a founder and plant manager of China Water, irrevocably elected to receive in the merger cash, at the $5.00 per share cash election price, in respect of all of the 3.5 million outstanding shares of China Water common stock held by him.

On September 26, 2008, in light of the recent instability in the credit and capital markets, each of these two individuals executed agreements with Heckmann. Pursuant to these agreements, these two holders agreed to terminate their cash elections in respect of approximately 4.4 million shares of China Water common stock and sell these previously cash-electing shares of China Water common stock to Heckmann immediately prior to the effective time of the merger at a price significantly lower than the cash election price under the merger. Specifically, Mr. Jin agreed to sell his previously cash-electing shares, 3.5 million in total, for $5.0 million, or $1.43 per share, and Mr. Ng agreed to sell his previously cash-electing shares, 900,000 in total, for $933,687, or $1.04 per share.

As a result of these stock sale agreements and the amendments to the majority stockholder written consent and undertaking agreements described above, Heckmann will reduce from $165 million to $45 million the cash required to purchase approximately 33.0 million shares, preserving $120 million in additional cash to fund future planned growth.

Effect of Majority Stockholder Written Consent Agreements and Related Agreements, and Other Written Elections (see page 90)

As a result of the execution and delivery of the majority stockholder written consent agreements and related written consents by Messrs. Xu and Chen, the merger agreement and the merger have been approved by China Water stockholders and no further vote by such stockholders is required to consummate the merger. In addition, pursuant to the majority stockholder written consent, undertaking, conversion, and release agreements, and the other written elections, China Water securityholders have irrevocably elected to receive Heckmann common stock in the merger in respect of approximately 70.1 million shares of China Water common stock (out of approximately 111.4 million shares of China Water common stock outstanding on an as converted basis), and to receive cash in the merger in respect of approximately 33.0 million shares of China Water common stock (for aggregate cash proceeds of $165.0 million). See the section of this Proxy Statement entitled "Related Agreements" for more information.

However, in light of the recent instability in the credit and capital markets, Heckmann determined that it would be prudent to preserve more of its cash to fulfill its acquisition strategy and, conversely, to reduce its potential dependence on credit arrangements to finance planned growth. In addition, Mr. Heckmann believed that an overall purchase price reduction (offset in part by a rise in the price of Heckmann stock since the merger was announced) was appropriate in light of the marked increase in volatility in the capital markets, overall loss of significant value in those markets, and, in particular, the recent downturn in the price of small cap China-based companies. To facilitate implementation of this plan of action, Heckmann and existing and former members of China Water management as well as certain stockholders that are parties to the undertaking agreement entered into amendments to the majority stockholder written consent and undertaking agreements and related documents. Pursuant to these agreements, Heckmann will reduce from $165 million to $45 million the cash required to purchase the 33.0 million shares of China Water common stock, preserving $120 million in additional cash to

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In light of the recent instability in the credit and capital markets, Heckmann determined that it would be prudent to preserve more of its cash to fulfill its acquisition strategy and, conversely, to reduce its potential dependence on credit arrangements to finance planned growth. In addition, Mr. Heckmann believed that an overall purchase price reduction (offset in part by a rise in the price of Heckmann stock since the merger was announced) was appropriate in light of the marked increase in volatility in the capital markets, overall loss of significant value in those markets, and, in particular, the recent downturn in the price of small cap China-based companies. To facilitate implementation of this plan of action, Heckmann and existing and former members of China Water management as well as certain stockholders that are parties to the undertaking agreement entered into amendments to the majority stockholder written consent and undertaking agreements and related documents. Pursuant to these agreements, (i) Mr. Xu agreed to reduce his cash consideration from the $5.00 per share payable in the merger, to $2.77, for 5.4 million of his shares of China Water common stock (ii) two other members of management of China Water agreed to sell an aggregate of 4.4 million shares of their China Water common stock to Heckmann prior to the merger at an average price of $1.35 per share, and (iii) Mr. Chen and the China Water stockholders that are party to the undertaking agreement agreed to sell their current China Water stockholdings (23.2 million shares in the aggregate) to Heckmann immediately prior to the merger for an average of $1.04 per share.

As a result, Heckmann will reduce from $165 million to $45 million the cash required to purchase these 33.0 million shares, preserving $120 million in additional cash to fund future planned growth. Heckmann will not be required to issue any additional shares of its stock to compensate for the cash reduction. Instead, Mr. Xu, for the benefit of all of China Water's and Heckmann's stockholders, has agreed to transfer to certain stockholders, in order to induce them to accept less than the $5.00 per share in cash that would have been payable to them in the merger, 7.6 million of his remaining 30.6 million shares of China Water common stock. Each of the recipients of Mr. Xu's shares of China Water common stock will receive Heckmann common stock in exchange for such shares at the exchange ratio in the merger. No other stockholders of China Water are directly affected by these changes. All China Water stockholders who have not yet made elections relating to the merger will receive 0.8 shares of Heckmann common stock or, if they so elect, $5.00 in cash for each share of China Water common stock they own.

On September 26, 2008, amendments to the majority stockholder written consent and undertaking agreements and related documents were executed and delivered to effectuate the reduction in the cash portion of the purchase price of the shares identified in those agreements.

On September 29, 2008, Heckmann and China Water amended the merger agreement to make conforming changes consistent with the amendments to the majority stockholder written consent and undertaking agreements, and related documents described above and to reflect a waiver of certain rights that may inure to the benefit of Heckmann as a result of the restatements of China Water's financial statements, which are more fully described in the notes to China Water's financial statements included in this Proxy Statement. Specifically, the merger agreement was amended to permit Heckmann to make the acquisitions of China Water common stock contemplated by the amendments and related documents, and to add to the conditions to Heckmann's obligations to consummate the merger and the related transactions the execution and delivery of the amendments and related documents.

On September 29, 2008, the parties to the release and conversion agreements consented to the amendment to the merger agreement.

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On May 19, 2008, Heckmann and China Water issued a joint press release announcing the transaction and the execution of the merger agreement.

On or about September 19, 2008, in light of the recent instability in the credit and capital markets, Mr. Heckmann became concerned that tightening credit markets could curtail the post-merger combined company's ability to grow unless it could retain more cash in the business. In addition, Mr. Heckmann believed that an overall purchase price reduction (offset in part by a rise in the price of Heckmann stock since the merger was announced) was appropriate in light of the marked increase in volatility in the capital markets, overall loss of significant value in those markets, and, in particular, the recent downturn in the price of small cap China-based companies. Accordingly, Mr. Heckmann began extensive negotiations with China Water's president, Mr. Xu, and the representatives of other early investors of China Water, including Mr. Chen, China Water's former CEO, and Mr. Albert Li (Sze Tang Li), to explore the feasibility of a reduction of the cash portion of the purchase price. China Water's investment advisors at Roth Capital Partners, including Byron Roth and Mitchell Truelock, advised China Water throughout these negotiations.

On September 23, 2008, Mr. Heckmann and China Water's founders and management reached a consensus agreeing that an additional $120.0 million in cash would leave the combined company significantly stronger financially in a very uncertain market and provide the combined company with the capital to make additional acquisitions and fund any desired plant expansions.

To facilitate implementation of this plan of action, Mr. Xu agreed to reduce his cash consideration from the $5.00 per share payable in the merger, to $2.77, for 5.4 million of his shares of China Water common stock. Two other members of management of China Water agreed to sell an aggregate of 4.4 million shares of their China Water common stock to Heckmann prior to the merger at an average price of $1.35 per share. In addition, Mr. Chen and certain China Water stockholders that are party to the undertaking agreement, agreed to sell their current China Water stockholdings (23.2 million shares in the aggregate) to Heckmann immediately prior to the merger for an average of $1.04 per share. As a result of these transactions, Heckmann will reduce from $165 million to $45 million the cash required to purchase these 33.0 million shares, preserving $120 million in additional cash.

Throughout this process, Mr. Heckmann advised and consulted with members of the Heckmann board of directors about the proposed changes and, on September 25, 2008, the Heckmann board of directors approved the revised terms and conditions and authorized the transactions contemplated by the amendments and related documents.

From September 26 to September 29, 2008, amendments to the majority stockholder written consent and undertaking agreement and related documents were executed and delivered. The amendments to the majority stockholder consent and undertaking agreements are included in Annexes B, C and D, respectively, to this Proxy Statement.

On September 29, 2008, China Water's board of directors convened a special telephonic board meeting to discuss, with the assistance of its legal counsel, the proposed changes to the terms of the merger transaction that are described above. During that meeting, China Water's board also was advised by its auditors of the potential need for a restatement of China Water's financial statements for the fiscal year ended December 31, 2007 and certain other quarterly financial statements, which arose during the course of the SEC's review of the Proxy Statement/Prospectus. China Water's board of directors was advised on and discussed the economic and legal implications of the proposed changes to the terms of the merger, the implications of the proposed restatement and other alternatives that may be available to China Water under the circumstances. Upon completion of the foregoing discussion, China Water's board of directors authorized and approved the changes to the terms of the merger and determined that a restatement of its financial statements was appropriate and instructed management of China Water to effectuate the actions authorized by the board.

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referenced on page 3. The operating costs of these companies (approximately $37,000 in 2007 and approximately $150,000 for the six months ended June 30, 2008) are paid for by China Water and are reflected in its consolidated financial statements included herein.

On September 26, 2008, in light of the recent instability in the credit and capital markets, Mr. Xu and Mr. Chen agreed to amend their majority stockholder written consent agreements to sell 5.4 million and 12.2 million shares, respectively, of China Water common stock to Heckmann immediately prior to the effective time of the merger and to reduce their cash consideration from the $5.00 per share payable in the merger, to $2.77 and $1.04, respectively. Heckmann will not be required to issue any additional shares of its stock to compensate for the cash reduction. Mr. Xu, for the benefit of all of China Water's and Heckmann's stockholders, has agreed to transfer 4.2 million of his remaining 30.6 million shares of China Water common stock to Mr. Chen to induce him to accept less than the $5.00 per share that would have been payable to him in the merger. Mr. Chen will receive Heckmann common stock in exchange for such shares at the exchange ratio in the merger.

Undertaking Agreement

Concurrently with the execution of the merger agreement, holders of approximately 8.9 million shares of China Water common stock, executed and delivered an undertaking agreement with Heckmann and China Water, pursuant to which such holders agreed to (i) elect to receive only cash at the $5.00 per share cash election price for each share of China Water common stock held by such holders, and (ii) to provide a general release of claims against Heckmann, Merger Sub, and China Water. The stockholders purchased these shares in February 2007 from Alexander Long, China Water's sole stockholder at the time, immediately prior to the acquisitions of Guangdong Taoda and the Taoda Group.

On September 26, 2008, in light of the recent instability in the credit and capital markets, Heckmann and the China Water stockholders that are parties to the undertaking agreement (including one China Water stockholder that had signed the undertaking agreement as to 908,000 shares and a separate election as to 2.1 million shares) executed an amendment to the undertaking agreement to provide for the sale of approximately 11.0 million shares of China Water common stock to Heckmann immediately prior to the effective time of the merger at a reduced per share price of $1.04 per share. Heckmann will not be required to issue any additional shares of its stock to compensate for the cash reduction. Instead, Mr. Xu, for the benefit of all of China Water's and Heckmann's stockholders, has agreed to transfer to each of Lap Woon Wong, Sze Tang Li, IBroader Developments Limited and Canary Global Investments Inc. (parties to the undertaking agreement), in order to induce them to accept less than the $5.00 per share in cash that would have been payable to them in the merger, 3.4 million of his remaining 30.6 million shares of China Water common stock. Each of the recipients of Mr. Xu's shares of China Water common stock will receive Heckmann common stock in exchange for such shares at the exchange ratio in the merger.

Conversion Agreement

In connection with the execution of the merger agreement, holders of China Water's secured convertible notes due January 29, 2011, which notes are convertible into a total of approximately 12.0 million shares (assuming that a full quarterly period of interest has accrued and not been paid by China Water prior to conversion) of China Water common stock, executed and delivered a conversion agreement with Heckmann and China Water, pursuant to which such holders, subject to the conditions therein, agreed to (i) convert their notes into China Water common stock in accordance with their terms immediately prior to the effective time of the merger, (ii) elect to receive in the merger only Heckmann common stock at the exchange ratio for each share of China Water common stock acquired in respect of the conversion as of the effective time, (iii) waive or suspend certain defaults, potential defaults and obligations of China Water under the notes and related documents, and (iv) as of the effective time of the merger, release various liens and other rights under and terminate the notes and related documents. In consideration for such waivers, releases, suspensions, and relinquishment of rights,

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are subject to that certain Make Good Escrow Agreement dated May 31, 2007 by and among Xu Hong Bin, The Pinnacle Fund, L.P., as agent, and the investors party thereto, which investors include the releasors under the release agreement. In consideration for such waivers, releases and suspensions, Heckmann agreed, if the adjusted net income of Heckmann for its fiscal year ending December 31, 2009, exceeds $90.0 million, to pay to each releasor a *pro rata* portion of a contingent payment equal to approximately $85.5 million.

For purposes of the release agreement, adjusted net income has the same definition as it has under the conversion agreement, and any contingent payment will be paid in the same manner, and subject to the same conditions and requirements, as under the conversion agreement.

All potential recipients of funds or other value under the release agreement, together with the amounts each would receive if the contingent payment is made, are identified on Schedule A to *Annex E* to this Proxy Statement. Each of Pinnacle China Fund, L.P. and The Pinnacle Fund, L.P. is a party to the release agreement, and each would receive funds or other value under such agreement of $34,218,509, respectively, if the contingent payment is made (in addition to the amounts that such parties would receive under the conversion agreement, as described above). If the shares of Heckmann common stock that will be owned by Pinnacle China Fund, L.P. and The Pinnacle Fund, L.P. following the merger are aggregated, such parties would, on a combined basis, own 11.56% of the Heckmann common stock after the merger, assuming 62,749,926 shares of Heckmann common stock are issued in the merger, and further assuming that none of Heckmann's public stockholders owning shares issued by Heckmann in its initial public offering vote against the merger and exercise their conversion rights. According to a Schedule 13G filed on August 6, 2007 by Pinnacle China Fund, L.P., The Pinnacle Fund, L.P., and Barry M. Kitt pursuant to a joint filing agreement, however, Pinnacle China Fund, L.P. and The Pinnacle Fund, L.P. do not report their shareholdings on an aggregate basis. To Heckmann's knowledge, no other potential recipients of funds or value under the release agreement would be an affiliate of the combined company.

Registration Rights Agreement

In connection with the merger, Heckmann and the holders of notes executing the conversion agreement and the stockholders executing the release agreement entered into a registration rights agreement, pursuant to which Heckmann granted such holders and stockholders certain registration rights with respect to the shares of Heckmann common stock to be issued to them in the merger or in connection with the satisfaction of the contingent payment obligations described above. Under the registration rights agreement, Heckmann is obligated to file a registration statement under Rule 415 of the Securities Act to enable such persons to sell their Heckmann common stock from time to time. In addition, Heckmann granted such persons "piggyback rights" to register their shares in connection with the filing by Heckmann of a registration statement under certain circumstances.

Other Written Elections

Subsequent to the execution of the merger agreement, two additional holders of China Water common stock, who hold in the aggregate 9.5 million shares of China Water common stock and who are founders and current members of management of China Water, executed and delivered a written cash stock election, pursuant to which:

- Ng Tak Kau, China Water's chief operating officer, irrevocably elected to receive in the merger cash, at the $5.00 per share cash election price, in respect of 15%, or 900,000, of the 6.0 million outstanding shares of China Water common stock held by him and Heckmann common stock, at the 0.8 exchange ratio, in respect of the remaining 85%, or 5.1 million, of his shares; and
- Jin Shu Xing, a founder and plant manager of China Water, irrevocably elected to receive in the merger cash, at the $5.00 per share cash election price, in respect of all of the 3.5 million outstanding shares of China Water common stock held by him.

On September 26, 2008, in light of the recent instability in the credit and capital markets, each of these two individuals executed agreements with Heckmann. Pursuant to these agreements, these two holders agreed to

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terminate their cash elections in respect of approximately 4.4 million shares of China Water common stock and sell these previously cash-electing shares of China Water common stock to Heckmann immediately prior to the effective time of the merger at a price significantly lower than the cash-election price under the merger. Specifically, Mr. Jin agreed to sell his previously cash-electing shares, 3.5 million in total, for $5.0 million, or $1.43 per share, and Mr. Ng agreed to sell his previously cash-electing shares, 900,000 in total, for $933,687, or $1.04 per share.

Effect of Majority Stockholder Written Consent Agreements and Related Agreements, and Other Written Elections

As a result of the execution and delivery of the majority stockholder written consent agreements and related written consents by Messrs. Xu and Chen, the merger agreement and the merger have been approved by China Water stockholders. Also, in connection with the amendments to the merger, majority stockholder written consent and undertaking agreements and related documents, Messrs. Xu and Chen executed and delivered new stockholder written consents reaffirming their adoption and approval of the merger agreement and the merger. Accordingly, no further vote by such stockholders is required to consummate the merger. In addition, pursuant to the majority stockholder written consent, undertaking, conversion, and release agreements, and the other written elections, China Water securityholders have irrevocably elected to receive Heckmann common stock in the merger in respect of approximately 70.1 million shares of China Water common stock (out of approximately 111.4 million shares of China Water common stock outstanding on an as converted basis), and to receive cash in the merger in respect of approximately 33.0 million shares of China Water common stock (for aggregate cash proceeds of $165.0 million). See the section of this Proxy Statement entitled "Related Agreements" for more information.

We have described above various transactions involving present and former management, and other selected stockholders. The effect of these agreements is:

- A majority of the outstanding shares of China Water have approved adoption of the merger agreement by China Water's board of directors, and no further stockholder or board action is required.
- Elections to receive in the merger only shares of Heckmann common stock in exchange for China Water common stock have been made in respect of 70.1 million shares of China Water's stock (out of approximately 111.4 million shares of stock outstanding on an as converted basis), and stock sale agreements have been made pursuant to which current and future management and other stockholders have agreed to sell 33.0 million shares for an aggregate of $45 million.
- The remaining 8.3 million shares of China Water common stock have not made elections and the holders of these shares will receive in the merger 0.8 of a share of Heckmann common stock or, at their election, cash at $5.00 per share in exchange for each of their shares.

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In addition, China Water is in negotiations or has obtained non-binding letters of intent for the following acquisitions:

Acquisitions in Process

Location of Target	Percentage of Business to be Acquired	Anticipated Purchase Price (1)	Anticipated Closing Date (by quarter)	Annual Production Capacity	
				Small Bottles	Carboy Bottles
Beijing (2)	100%	$ 6.0 million	Fourth quarter of 2008	247.1 million	8.2 million
Changsha, Hunan Province	100%	$ 5.3 million	Fourth quarter of 2008	178.5 million	—
Harbin, Heilongjiang Province	100%	$13.6 million	Fourth quarter of 2008	329.5 million	3.4 million

(1) Some acquisitions could include stock, subject to consent of Heckmann Corporation.
(2) Acquisition of a plant under construction.

As of June 30, 2008, China Water had $23.9 million in cash and cash equivalents and has paid deposits related to potential acquisitions of $24.5 million. To facilitate the financing of these acquisitions and other planned growth, China Water entered into a merger agreement with Heckmann Corporation, pursuant to which Heckmann Corporation will acquire China Water for a combination of cash and stock. Based upon the cash to be paid China Water stockholders in connection with the acquisition (assuming holders elect the maximum cash available under its terms), and that, as permitted by its charter, 29.99% of Heckmann's stockholders demand a return of their investment in the company, the combined companies will have a minimum of $225.2 million in cash and cash equivalents at closing, more than sufficient to fund the expansions and acquisitions identified above.

Chen Xing Hua, China Water's chief executive officer, resigned on June 16, 2008. Mr. Chen has agreed to remain available to China Water on an informal basis during a transition period. Mr. Xu has assumed Mr. Chen's duties, and will serve as China Water's chief executive officer following the merger.

Financing Transaction During the First Quarter of 2008

On January 24, 2008, China Water entered into a securities purchase agreement, with certain investors, for the purchase and sale of 5% secured convertible notes for an aggregate purchase price of $50 million in a financing transaction exempt from registration under the Securities Act of 1933, as amended. The financing transaction closed on January 29, 2008, and 60% of the purchase price, or $30 million, was released from escrow at the closing and the balance was disbursable when China Water filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2007. The 5% secured convertible notes rank senior to all outstanding and future indebtedness of China Water and were secured by all of the capital stock owned directly or indirectly by the majority stockholder, Mr. Xu, and by China Water in each of its subsidiaries (other than its subsidiaries located in the People's Republic of China) and China bottles, as evidenced by various pledge and share charge agreements executed at the closing of this financing transaction.

On March 31, 2008, China Water executed agreements amending certain terms of the aforementioned note financing transaction. Specifically, the pledge agreements securing repayment of the 5% secured convertible notes were amended to reduce the percentage of the equity pledged from a pledge of the equity China Water holds in its subsidiaries to a pledge of 65% of the equity interests it hold in its subsidiaries. The interest rate payable on the 5% secured convertible notes was also amended to increase the interest rate to 7% per annum. Additional information regarding this transaction and the issuance of the notes can be found in China Water's Current Reports on Form 8-K, filed January 28, 2008 and April 15, 2008, as well as a Current Report on Form 8-K/A, filed on January 31, 2008.

At the time of the notes transaction, China Water's quoted market price was $17.25 per share on the OTC-BB. China Water did not record a beneficial conversion at the time of the transaction believing that the quoted

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effective on or prior to the date which is 75 days after the consummation of the filing date, China Water must pay liquidated damages to each investor in an amount equal to 1% of the aggregate investment amount originally paid by such investor for each month during which it has not complied with its registration obligations up to a maximum of 10% of such investor's investment amount. The liquidated damages began to accrue as of May 16, 2008. In connection with the release agreement executed by the private placement investors in connection with the merger, however, such investors agreed to waive such damages and any such liability will not survive the closing of the merger.

In connection with the financing transaction, China Water, the investors, Mr. Xu Hong Bin, an officer, director and stockholder of China Water, the Pinnacle Fund, as agent for the investors, and Loeb & Loeb LLP, as escrow agent entered into a make good escrow agreement, whereby Mr. Xu Hong Bin agreed to transfer 11.2 million shares of common stock owned by him to the investors in the event that China Water did not meet certain performance targets for its fiscal year ended December 31, 2007 and another 11.2 million shares of common stock owned by him to the investors in the event that China Water does not meet certain performance targets for its fiscal year ended December 31, 2008. Subsequently, China Water determined that it would have to record compensation charges relating to this arrangement, based on the quoted market price of its stock on May 31, 2007, when the arrangement became effective. For 2007, since the performance target of $19 million in net income was achieved, China Water recorded approximately $56 million in compensation expense. For the first half of 2008, China Water has recorded $28 million of compensation expense through June 30, 2008.

The performance objective for 2007 was $19 million in net income, excluding any compensation relating to the make good escrow agreement, and for 2008 is $30 million in net income and 30 cents per share, excluding any compensation relating to the make good escrow agreement and expenses relating to any beneficial conversion feature attributable to the 5% convertible notes payable. On September 19, 2008, the agreements related to this arrangement were amended to make clear that any compensation relating to the make good arrangement, and any expense relating to the beneficial conversion feature relating to China Water's notes, would be disregarded.

In connection with the release agreement executed by the private placement investors in connection with the merger, such investors have agreed to waive their right to the make good escrow, and it will not survive the closing of the merger.

In connection with this financing transaction, certain stockholders of China Water entered into lock-up agreements by which each of them agreed not to transfer any shares of China Water common stock owned by them until the date which is the one year anniversary of the effective date of the registration statement.

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HECKMANN CORPORATION RR Donnelley ProFile WCRcastm0nb 01-Oct-2008 08:05 EST 34078 TX 137 37*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet

(a) Represents estimated sources and use of funds as follows (dollars in thousands):

Sources of funds:	
Transfer of cash and cash equivalents held in trust upon completion of the merger	$429,065
Total sources	$429,065
Use of funds:	
Purchase of China Water—Cash paid of $1.36 for 32,998 shares of China Water common stock (1)	$ 45,000
Payment of deferred underwriting fees upon completion of the merger	19,482
Estimated direct transaction fees and expenses	10,000
Total uses	74,482
Net increase in historical cash (2)	$354,583

(1) Pursuant to recent amendments to the majority stockholder written consent and undertaking agreements and related documents, Heckmann is purchasing approximately 33.0 million shares of China Water common stock immediately prior to the effective time of the merger for aggregate cash proceeds of $45.0 million.

(2) If the adjusted net income of Heckmann for its fiscal year ending December 31, 2009 exceeds $90 million Heckmann will be obligated to make contingent payments of $145.5 million. If Heckmann does not meet the conditions that would allow it to make such payments through the issuance of stock then Heckmann would incur a significant cash obligation.

(b) Total estimated consideration as shown in the table below is allocated to China Water's tangible and intangible assets and liabilities based on their estimated fair values as of the effective date of the transaction. The preliminary estimated consideration is allocated as follows (dollars in thousands):

Calculation of consideration:		
Common stock issued for acquisition of China Water (1)(3)		$517,687
Cash paid for acquisition of China Water (2)(3)		45,000
Estimated direct transaction fees and expenses		10,000
Total consideration		572,687
Preliminary allocation of consideration:		
Inventories (see note c)	$ 291	
Investment in unconsolidated equity investee (d)	41,078	
Intangible assets (see note e)	15,868	
Deferred debt issue costs (see note f)	(5,050)	
Deferred income taxes (see note g)	(18,695)	
Conversion of 5% convertible notes (see note h)	12,349	
China Water net tangible assets (see note i)	142,127	
Preliminary fair value of net assets		187,968
Goodwill		$384,719

(1) Represents the value of the approximately 62.7 million shares of Heckmann common stock to be issued to China Water stockholders at an assumed price of $8.25 per share, which was calculated using the average of the closing stock price of a share of Heckmann common stock during the two days before the date of the amendments to the majority stockholder written consent and undertaking agreements.

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(2) Represents cash consideration of $1.36 per share of China Water common stock-based on approximately 33.0 million shares of China Water common stock.

(3) Should the holders of approximately 8.3 million shares of China Water common stock who have not made an election elect to receive $5.00 cash for all of such shares, the total stock consideration would decrease by $68.5 million and the total cash consideration would increase by $41.5 million for an overall decrease in the total consideration from $562.7 million to $535.7 million.

(c) Represents the estimated purchase accounting adjustment of $0.3 million to capitalize manufacturer's profit in inventory. This preliminary estimate is part of the initial assessment of the fair value of assets to be acquired and liabilities to be assumed.

(d) Represents the increase to value the equity investment in a publicly traded security at available quoted market price of $2.00 per share.

(e) The pro forma adjustment includes allocations to trade names, customer and distributor relationships, and supply contracts with lives ranging from 10-15 years and the elimination of China Water's historical intangible assets and goodwill. This adjustment is preliminary and may differ materially based on final valuations.

(f) Represents the decrease in deferred financing costs of $5.1 million related to the conversion of China Water's historical secured convertible notes upon completion of the merger.

(g) Represents adjustments to deferred income tax liabilities related to identifiable intangibles that are estimated as part of the merger.

(h) Represents the conversion by holders of China Water's secured convertible notes due January 29, 2011 into China Water common stock concurrent with the execution of the merger and in accordance with the Conversion Agreement and the corresponding elimination of the residual discount on the convertible notes payable of $38 million.

(i) Represents adjustments to reflect the elimination of the historical equity of China Water totaling $142.1 million, the issuance of $517.6 million of new Heckmann equity and the reclassification of approximately $128.6 million of Heckmann common stock previously subject to redemption. This reclassification assumes Heckmann stockholders unanimously vote to approve the transaction and no Heckmann common stockholders elect to redeem their shares. At the time Heckmann seeks stockholder approval of any business combination, each public stockholder will have its shares of common stock converted to cash if the stockholder votes against the business combination and follows the other applicable procedures and the business combination is approved and completed. The actual per-share redemption price to be paid for each share so converted will be equal to the aggregate amount then on deposit in the trust account, before payment of deferred underwriting discounts and commissions and including accrued interest, net of any income taxes on such interest, and net of interest income of up to $4.5 million previously released to Heckmann to fund its working capital requirements (subject to the tax holdback and calculated as of two business days prior to the consummation of the proposed business combination), divided by the number of shares sold in Heckmann's initial public offering. The $7.91 per share redemption value was determined by dividing 29.99% of the net proceeds of the initial public offering ($428,071,040) by 29.99% of the units sold in the initial public offering (54,116,800) less one share.

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HECKMANN CORPORATION RR Donnelley ProFile WCRvelaa1nb 01-Oct-2008 05:42 EST 34078 TX 152 19*
FORM S-4 (PROXY/PROS START PAGE LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

EXECUTIVE COMPENSATION

Heckmann

No executive officer has received any cash compensation for services rendered to Heckmann. Heckmann is paying Mr. Heckmann a fee of $10,000 per month for providing administrative services, but only until the consummation of the proposed merger. Other than the fee payable to Mr. Heckmann, no compensation of any kind, including finder's fees, consulting fees or other similar compensation, will be paid to any of Heckmann's directors, founders, officers or managers, prior to or in connection with a business combination. However, such individuals and entities are being reimbursed for any out-of-pocket expenses incurred in connection with activities on Heckmann's behalf such as identifying potential target acquisitions and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than the audit committee, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged. Because of the foregoing, Heckmann will generally not have the benefit of independent directors examining the propriety of expenses incurred on its behalf and subject to reimbursement.

Even though Heckmann believes that its success depends on the continued service of Mr. Heckmann, Heckmann has not entered into an employment agreement with Mr. Heckmann, nor has it obtained "key man" life insurance. Accordingly, Heckmann cannot be sure that Mr. Heckmann will remain with it for the immediate or foreseeable future. In conjunction with the merger, Heckmann may seek to enter into employment agreements with certain of its officers which would provide for cash and/or equity compensation for services to be rendered to Heckmann following the merger. In addition, under the terms of the merger agreement, Heckmann will enter into employment and non-compete agreements with Mr. Xu, who is also critical to the success of the combined company, to be effective upon the closing.

The merger agreement provides that upon the closing of the merger, China Water shall have adopted a bonus plan for Mr. Xu and other officers of China Water (who have not yet been identified or selected) consisting of a $15.0 million bonus pool that will be payable if China Water achieves $90 million in adjusted net income for the fiscal year ending December 31, 2009, as adjusted for certain expenses, including the contingent payments payable under the conversion and release agreements.

China Water

Mr. Xu, president and director of China Water and a nominee as a Heckmann director upon completion of the merger, has not received any cash compensation for services rendered to China Water as an officer or director for the fiscal years ended December 31, 2005, 2006 and 2007. However, China Water reimburses its directors for expenses incurred by them in connection with attending China Water's board of directors' meetings.

China Water records compensation expense related to Xu Hong Bin's obligations under the make good escrow agreement with certain investors, which was entered into in connection with China Water's 2007 equity financing transaction. Under the make good escrow agreement, Mr. Xu agreed to transfer 11.2 million shares of common stock owned by him to the investors in the event that China Water did not meet certain performance targets for its fiscal year ended December 31, 2007 and another 11.2 million shares of common stock owned by him to the investors in the event that China Water does not meet certain performance targets for its fiscal year ended December 31, 2008. The agreement to release the shares from escrow upon the achievement of the 2007 performance targets was presumed to be a separate compensatory arrangement between China Water and Mr. Xu. Accordingly, the fair value of the shares at the time they were placed into escrow ($56 million) is deemed to be stock-based compensation during the year ended December 31, 2007. Through June 30, 2008, China Water has accrued an additional $28 million ($14 million for each of the quarters ended March 31, 2008 and June 30, 2008) as stock-based compensation as China Water believes it is probable that the performance target will be achieved for fiscal 2008. Pursuant to the release agreement, upon the consummation of the merger, the make good escrow

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agreement will terminate and the investors will release in full any rights they have to any shares of China Water common stock owned by Mr. Xu. Accordingly, the compensation expense related to Mr. Xu's obligations under the make good escrow agreement will terminate upon consummation of the merger.

The merger agreement provides that, as a condition to Heckmann's obligation to consummate the merger, Mr. Xu shall enter into an employment and non-competition agreement on terms mutually acceptable to Heckmann and Mr. Xu.

153

HECKMANN CORPORATION RR Donnelley ProFile WCRvelaa1nb 01-Oct-2008 00:46 EST 34078 FIN 50 18*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

CHINA WATER AND DRINKS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
DECEMBER 31, 2007, 2006 AND 2005

In connection with the Share Sale, the Company agreed to provide the Investors rights to register for resale the shares of common stock underlying the Preferred Stock pursuant to the terms of a registration rights agreement (the "Registration Rights Agreement"). The Registration Rights Agreement also requires the Company to register for resale any shares of common stock that may be released to the Investors pursuant to the terms of a Make Good Escrow Agreement (as defined below) and any shares of common stock that may be transferred to the Investors pursuant to the terms of a Stock Pledge Agreement (as defined below). Pursuant to the terms of the Registration Rights Agreement, the Company agreed to file with the Securities and Exchange Commission a registration statement with respect to the resale of the shares of common stock underlying the Preferred Stock issued to the Investors in the Share Sale by no later than 90 days after the consummation of the Share Sale. In the event that the Company does not file timely such registration statement and/or in the event that such registration statement is not declared effective on or prior to 180 days after the consummation of the Share Sale, the Company will be required to pay liquidated damages to each Investor in an amount equal to 1% of the aggregate investment amount originally paid by such Investor for each month during which the Company has not complied with its registration obligations up to a maximum of 10% of such Investor's investment amount.

The Company accounts for registration rights agreements in accordance with the FASB's Statement of Position ("FSP") EITF 00-19-2 "*Accounting for Registration Payment Arrangements*" ("*FSP EITF 00-19-2*"). FSP EITF 00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument, should be separately recognized and accounted for as a contingency in accordance with SFAS No. 5 "*Accounting for Contingencies.*" In January 2008, the Company obtained from the Investors a waiver of the liquidated damages and an extension of the completion of the registration statement until 15 days after the filing of the Company's 2007 Form 10-K. As a result of the waiver management believes that a liability is not probable and therefore, has not accrued any estimated penalties.

In connection with the Share Sale, the Investors, the Company, Mr. Xu Hong Bin, a major stockholder of the Company, the Pinnacle Fund, as agent, and Loeb & Loeb LLP, as escrow agent, have entered into a Make Good Escrow Agreement (the "Make Good Escrow Agreement") , whereby Mr. Xu Hong Bin has agreed to transfer 11,194,030 and 11,194,030 shares of the Company's common stock owned by him to the Investors on a pro rata basis in the event that the Company does not meet certain performance targets for the years ended December 31, 2007 and 2008, respectively. The performance target for the Company's fiscal year ended December 31, 2007 is the achievement of after-tax net income of at least $19,000,000 excluding any compensation relating to the Make Good Escrow Agreement. The performance target for the Company's fiscal year ended December 31, 2008 is the achievement of after-tax net income of at least $30,000,000 and earnings per share of at least $0.30 excluding any compensation relating to the Make Good Escrow Agreement and expenses relating to any beneficial conversion feature attributable to the 5% convertible notes payable. The Company has achieved the target for the year ended December 31, 2007.

The agreement to release the shares from escrow upon the achievement of the 2007 after-tax net income target was presumed to be a separate compensatory arrangement between the Company and Mr. Xu Hong Bin. Accordingly, the fair value of the shares at the time they were placed into escrow ($56 million or $5.00 per share) was charged to income as stock-based compensation expense when the shares were released from escrow during the year ended December 31, 2007.

In connection with the Share Sale, certain of the Company's stockholders have entered into Lock-Up Agreements by which each of them agreed not to transfer any of the Company's common stock owned by them until the first year anniversary of the effective date of the initial registration statement filed by the Company with respect to the resale of the shares of common stock underlying the shares of Preferred Stock purchased by the Investors in the Share Sale.

F-50

HECKMANN CORPORATION | RR Donnelley ProFile | WCRpf_rend | 29-Sep-2008 18:27 EST | 34078 FIN 92 5*
FORM S-4 (PROXY/PROS | START PAGE | LOS | 30-Sep-2008 07:15 EST COMP | PS PMT 1C

Board of Directors
China Valley Development Limited
(A Development Stage Company)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheet of China Valley Development Limited (A Development Stage Company) as of December 31, 2006 and the related statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 2006 and for the period July 5, 2005 (date of inception) to December 31, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material aspects, the financial position of China Valley Development Limited as of December 31, 2006 and the results of its operations and cash flows for the year ended December 31, 2006 and for the period July 5, 2005 (date of inception) to December 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in the notes to the financial statements. These financial statements do not include any adjustment that might result from the outcome of this uncertainty.

/s/ Madsen & Associates CPA's, Inc.
Madsen & Associates CPA's, Inc.
October 31, 2007
Salt Lake City, Utah

F-92

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 29-Sep-2008 18:27 EST 34078 FIN 93 4*
FORM S-4 (PROXY/PROS START PAGE LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

CHINA VALLEY DEVELOPMENT LIMITED
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET

	December 31, 2006
ASSETS	
CURRENT ASSETS	
TOTAL ASSETS	$ —
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
CURRENT LIABILITIES	
Other payables and accrued liabilities	$ 2,090
Total current liabilities	2,090
TOTAL LIABILITIES	**2,090**
STOCKHOLDERS' EQUITY	
Common stock, $1 par value, 50,000 shares authorized, 50,000 shares issued and outstanding on December 31, 2006	50,000
Less: Stock Subscription Receivable	(50,000)
Deficit accumulated during development stage	(2,090)
TOTAL STOCKHOLDERS' EQUITY	(2,090)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ —

See accompanying notes to the consolidated financial statements

F-93

HECKMANN CORPORATION | RR Donnelley ProFile | PALPRFRS3 10.0.20 | WCRpf_rend | 29-Sep-2008 18:27 EST | 34078 FIN 94 4*
FORM S-4 (PROXY/PROS | START PAGE | LOS | 30-Sep-2008 07:15 EST COMP | PS PMT 1C

CHINA VALLEY DEVELOPMENT LIMITED
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF OPERATIONS

	Year Ended December 31, 2006	From July 5, 2005 (date of inception) to December 31, 2005	From July 5, 2005 (date of inception) to December 31, 2006
Revenue	$ —	$ —	$ —
Cost of goods sold	—	—	—
Gross profit	—	—	—
Expenses			
General and administrative	872	1,218	2,090
Net loss	$(872)	$(1,218)	$(2,090)

See accompanying notes to the consolidated financial statements

F-94

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 29-Sep-2008 18:27 EST 34078 FIN 95 4*
FORM S-4 (PROXY/PROS START PAGE LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

CHINA VALLEY DEVELOPMENT LIMITED
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Shares	Common Stock	Stock Subscriptions Receivable	Deficit Accumulated During the Development Stage	Total
As of July 5, 2005, date of inception		$ —	$ —	$ —	$ —
Shares issued for subscription receivable	50,000	50,000	(50,000)	—	—
Net loss		—		(1,218)	(1,218)
As at December 31, 2005	50,000	50,000	(50,000)	(1,218)	(1,218)
Net loss		—		(872)	(872)
As at December 31, 2006	50,000	$50,000	$(50,000)	$(2,090)	$(2,090)

See accompanying notes to the consolidated financial statements

F-95

HECKMANN CORPORATION RR Donnelley ProFile PALPRFRS3 10.0.20 WCRpf_rend 29-Sep-2008 18:28 EST 34078 FIN 96 6*
FORM S-4 (PROXY/PROS START PAGE LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

CHINA VALLEY DEVELOPMENT LIMITED
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

	Year Ended	From inception (July 5, 2005) to December 31,	
	2006	2005	2006
Cash flows from operating activities			
Net loss for the year	$(872)	$(1,218)	$(2,090)
Adjustments to reconcile net loss to net Cash (used in) provided by operating activities:			
Other payables and accrued liabilities	872	1,218	2,090
Net cash flows from operating activities	—	—	—
Net increase in cash and cash equivalents	$ —	$ —	$ —
Cash and cash equivalents—beginning of period		—	—
Cash and cash equivalents—end of period	$ —	$ —	$ —
Non cash financing activities;			
Stock issued for subscription receivable		**$50,000**	**$50,000**

See accompanying notes to the consolidated financial statements

F-96

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 29-Sep-2008 18:28 EST 34078 FIN 97 4*
FORM S-4 (PROXY/PROS START PAGE LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

CHINA VALLEY DEVELOPMENT LIMITED
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 1—ORGANIZATION AND PRINCIPAL ACTIVITIES

China Valley Development Limited (the "Company") was incorporated on July 5, 2005 under the laws of British Virgin Islands. The Company had no significant business activities for the year ended December 31, 2006 and 2005 and is considered to be a development stage company.

On August 24, 2007, the Company acquired 100% ownership of Guozhu Holdings Limited, a Hong Kong registered company. Guozhu Holdings Limited owns 100% ownership of Fogang Guozhu Plastics Company Limited and Guangdong Guozhu Precision Mold Company Limited, both of which are registered in China. Also, through Excellent Fame Investments Limited, the Company's wholly owned subsidiary registered in Hong Kong, the Company also owns 100% of Fogang Guozhu Blowing Equipment Company Limited, a Chinese registered company.

The principle operations of Guangdong Guozhu Precision Mold Company Limited are manufacture and sale of precision mold and PVC products while the principle operations of Fogang Guozhu Blowing Equipment Company are manufacture and sale of blowing equipment and plastic production machinery.

The principle operations of Fogang Guozhu Plastics Company Limited are plastic bottle and PVC products manufacturing.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

(b) Fair Value of Financial Instruments

The carrying amounts of the Company's cash, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these items. Term debt secured by various properties have interest rates attached to the commensurate with the finance market at the time and management believes approximate fair values in the short as well as the long term. It is currently not practicable to estimate the fair value of the other debt obligations because these note agreements contain unique terms, conditions, covenants and restrictions which were negotiated at arm's length with the Company's lenders, and there is no readily determinable similar instrument on which to base an estimate of fair value. Accordingly, no computation or adjustment to fair value has been determined.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

F-97

HECKMANN CORPORATION RR Donnelley ProFile WCRvelaj0nb 01-Oct-2008 03:15 EST 34078 FIN 98 5*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

CHINA VALLEY DEVELOPMENT LIMITED
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)
December 31, 2006

(d) Recent accounting pronouncements

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

NOTE 3—COMMON STOCK

The Company issued 50,000 shares in July of 2005 to founders of the Company in exchange for a stock subscription receivable. This stock subscription receivable is outstanding at December 31, 2006.

NOTE 4—FOREIGN CURRENCY TRANSLATION AND DERIVATIVE FINANCIAL INSTRUMENTS

The accompanying consolidated financial statements are presented in United States dollars ("US$"). The functional currency of the Company is Hong Kong Dollar ("HKD"). Capital accounts of the consolidated financial statements are translated into US$ from HKD at their historical exchange rates when the capital transactions occurred. Assets and liabilities are translated at the exchange rates as of balance sheet date. Income and expenditures are translated at the average exchange rate of the year. The translation rates are as follows:

	2006	2005
Year end HKD : US$ exchange rate	7.8	7.8
Average yearly HKD : US$ exchange rate	7.8	7.8

NOTE 5—SUBSEQUENT EVENTS

(a) On August 24, 2007, the Company acquired 100% ownership of Guozhu Holdings Limited, a Hong Kong registered company. Guozhu Holdings Limited owns 100% ownership of Fogang Guozhu Plastics Company Limited and Guangdong Guozhu Precision Mold Company Limited, both of which are registered in China. Also, through Excellent Fame Investments Limited, the Company's wholly owned subsidiary registered in Hong Kong, the Company also owns 100% of Fogang Guozhu Blowing Equipment Company Limited, a Chinese registered company.

The principle operations of Guangdong Guozhu Precision Mold Company Limited are manufacture and sale of precision mold and PVC products while the principle operations of Fogang Guozhu Blowing Equipment Company are manufacture and sale of blowing equipment and plastic production machinery.

The principle operations of Fogang Guozhu Plastics Company Limited are plastic bottle and PVC products manufacturing.

(b) On August 26, 2007, the Company entered into an Agreement for Share Exchange with Hutton Holdings Corporation, a Nevada corporation and Cai Yingren and Wu Wen, the owners and shareholders of the Company.

NOTE 6—GOING CONCERN

The Company will need additional working capital for its future planned activity which raises substantial doubt about its ability to continue as a going concern. Continuation of the Company as a going concern is dependent upon obtaining sufficient working capital to be successful in that effort. The management of the Company has developed a strategy, which it believes will accomplish this objective, through additional short term loans, and equity funding, which will enable the Company to operate for the coming year.

F-98

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 04:15 EST 34078 FIN 99 5*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

Board of Directors
Fogang Guozhu Plastics Co. Limited

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

We have audited the accompanying balance sheets of Fogang Guozhu Plastics Co. Limited as of December 31, 2006 and 2005 and the statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB"). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material aspects, the financial position of the Company as of December 31, 2006 and 2005 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Madsen & Associates CPA's, Inc.
Madsen & Associates CPA's, Inc.
August 6, 2008
Salt Lake City, Utah

F-99

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 04:15 EST 34078 FIN 100 6*
FORM S-4 (PROXY/PROS START PAGE LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

FOGANG GUOZHU PLASTICS CO. LIMITED

BALANCE SHEETS

	December 31, 2006	December 31, 2005
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 26,529	$ 18,842
Accounts receivable, net of allowance for doubtful accounts	265,829	367,264
Inventories	457,328	875,506
Amounts due from related parties	—	24,783
Prepaid expenses and other receivables	702,403	1,324
Total current assets	1,452,089	1,287,719
PROPERTY, PLANT & EQUIPMENT, NET OF ACCUMULATED DEPRECIATION	1,050,154	964,601
LAND USE RIGHTS, NET OF ACCUMULATED AMORTIZATION	118,515	117,367
TOTAL ASSETS	$2,620,758	$2,369,687
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	$ 180,324	$ 34,653
Accrued expenses and other payables	220,429	9,620
Amount due to a director	236,004	337,293
Amounts due to related parties	45,178	—
Customers deposits	270,389	629,922
Taxes payable/(recoverable)	81,391	(2,662)
Total current liabilities	1,033,715	1,008,826
TOTAL LIABILITIES	$1,033,715	$1,008,826
STOCKHOLDERS' EQUITY		
Capital	$ 354,195	$ 354,195
Additional paid in capital	904,955	904,955
Retained earnings	362,197	183,627
Other comprehensive income (loss)	(34,304)	(81,916)
TOTAL STOCKHOLDERS' EQUITY	$1,587,043	$1,360,861
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,620,758	$2,369,687

See accompanying notes to the consolidated financial statements

F-100

HECKMANN CORPORATION | RR Donnelley ProFile | WCRpf_rend | 01-Oct-2008 04:15 EST | 34078 FIN 101 6*
FORM S-4 (PROXY/PROS | START PAGE | LOS | 30-Sep-2008 07:15 EST | COMP | PS PMT 1C

FOGANG GUOZHU PLASTICS CO. LIMITED

STATEMENTS OF INCOME & COMPREHENSIVE INCOME

	For the Year Ended December 31,	
	2006	2005
REVENUE	$ 1,916,222	$ 1,635,464
COST OF SALES	(1,664,156)	(1,395,420)
GROSS MARGIN	252,066	240,044
EXPENSES		
General & administrative	160,236	106,737
Sales & distribution	106,520	277,541
TOTAL OPERATING EXPENSES	266,756	384,278
OPERATING LOSS	(14,690)	(144,234)
OTHER INCOME		
Sales of scrap	7,416	36,157
Other income	267,694	102,395
Interest income	560	581
INCOME (LOSS) BEFORE TAXES	260,980	(5,101)
PROVISION FOR TAXATION	(82,410)	(1,810)
NET INCOME (LOSS)	$ 178,570	$ (6,911)
OTHER COMPREHENSIVE INCOME		
Gain on Foreign Exchange Translation	47,612	40,533
COMPREHENSIVE INCOME	$ 226,182	$ 33,622

See accompanying notes to the consolidated financial statements

F-101

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 04:15 EST 34078 FIN 102 6*
FORM S-4 (PROXY/PROS START PAGE LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

FOGANG GUOZHU PLASTICS CO. LIMITED

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Capital	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total
BALANCE AT JANUARY 1, 2005	$354,195	$904,955	$ 473,033	$(122,449)	$1,609,734
Foreign currency translation gain	—	—	—	40,533	40,533
Dividends paid	—	—	(282,495)	—	(282,495)
Net loss	—	—	(6,911)	—	(6,911)
BALANCE AT DECEMBER 31, 2005	$354,195	$904,955	$ 183,627	$ (81,916)	$1,360,861
Foreign currency translation gain	—	—	—	47,612	47,612
Net income	—	—	178,570	—	178,570
BALANCE AT DECEMBER 31, 2006	$354,195	$904,955	$ 362,197	$ (34,304)	$1,587,043

See accompanying notes to the consolidated financial statements

F-102

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 04:15 EST 34078 FIN 103 6*
FORM S-4 (PROXY/PROS START PAGE LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

FOGANG GUOZHU PLASTICS CO. LIMITED

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2006	2005
Cash Flows From Operating Activities:		
Net income (loss)	$ 178,570	$ (6,911)
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation	92,283	96,131
Amortization of land use rights	2,581	2,515
Changes in operating assets and liabilities:		
Decrease in accounts receivable	112,590	8,497
Decrease/(increase) in inventories	418,178	(526,228)
(Increase)/decrease in prepaid expenses and other receivable	(701,078)	188,187
Increase/(decrease) in accounts payable	145,671	(173,888)
(Decrease)/increase in customer deposits	(359,533)	369,986
Increase/(decrease) in accrued expenses and other payables	196,792	(74,266)
Increase/(decrease) in amounts due to related parties	69,961	(36,869)
(Decrease)/increase in amount due to a director	(101,290)	352,643
Increase/(decrease) in taxes payable	98,070	(21,593)
Net cash provided from operating activities	152,795	178,204
Cash Flows From Investing Activities:		
Purchase of property, plant and equipment	(146,744)	(65,935)
Purchase of land use rights	—	—
Net cash used in investing activities	(146,744)	(65,935)
Cash Flows From Financing Activities:		
Payment of dividend	—	(282,495)
Net cash used in financing activities	—	(282,495)
Net increase/(decrease) in cash	6,051	(170,226)
Effect of foreign exchange rate changes	1,636	27,043
Cash at Beginning of Period	18,842	162,025
Cash at the End of Period	$ 26,529	$ 18,842

See accompanying notes to the consolidated financial statements

F-103

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 04:15 EST 34078 FIN 104 5*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

FOGANG GUOZHU PLASTICS CO. LIMITED

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 and 2005

NOTE 1—PRINCIPAL ACTIVITIES AND ORGANIZATION

Fogang Guozhu Plastics Co. Limited ("the Company") is engaged in production of beverage bottle which mainly is made of PET, a type of plastic with desirable characteristic for packaging including clear and wide range of color and shape, tough, good resistance to heat, moisture, dilute acid, and recyclable.

The Company was incorporated under the laws of the People's Republic of China (the "PRC") on November 23, 1993. The Company was acquired by Guozhu Holdings Limited, a Hong Kong company, on August 16, 2007.

NOTE 2 - BASIS OF PRESENTATION

The financial statements are prepared in accordance with generally accepted accounting principles used in the United States of America.

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Economic and Political Risk

The Company's major operations are conducted in the PRC. Accordingly, the political, economic, and legal environments in the PRC, as well as the general state of the PRC's economy may influence the Company's business, financial condition, and results of operations.

The Company's major operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic, and legal environment. The Company's results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, and rates and methods of taxation, among other things.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company maintains bank accounts in the PRC.

(c) Accounts Receivable

Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. The Company did not provide an allowance for doubtful accounts for the years ended December 31, 2006 and 2005. No bad debts incurred for the years ended December 31, 2006 and 2005, respectively.

(d) Inventories

Inventories consisting of raw materials, work-in-progress, and finished goods are stated at the lower of cost or net realizable value. Finished goods are comprised of direct materials, direct labor and a portion of overhead. Inventory costs are calculated using a weighted average method of accounting.

F-104

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 04:15 EST 34078 FIN 105 6*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

FOGANG GUOZHU PLASTICS CO. LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)
DECEMBER 31, 2006 and 2005

(e) Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation. The cost of maintenance and repairs is charged to the statement of income as incurred, whereas significant renewals and betterments are capitalized. The cost and the related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statement of income.

(f) Land Use Rights

According to the law of PRC, the government owns all the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government for 50 years.

Land use rights represent the cost for purchasing the right to use the leasehold land for the production facilities of the Company. It is stated at cost less amortization. Land use rights are being amortized using the straight-line method over the lease term of 50 years.

Amortization expense was $2,581 and $2,515 for the years ended December 31, 2006 and 2005, respectively.

(g) Depreciation and Amortization

The Company provides for depreciation of plant and equipment principally by use of the straight-line method for financial reporting purposes. Plant and equipment are depreciated to its residual value over the following estimated useful lives:

Building	20 years
Furniture and fixtures	5 years
Machinery and equipment	5 to 10 years
Motor vehicles	5 to 10 years

(h) Accounting for the Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Determination of recoverability of assets to be held and used is by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. There were no impairments of long-lived assets for the years ended December 31, 2006 and 2005.

(i) Income Tax

The Company has adopted the provisions of statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which incorporates the use of the asset and liability approach of accounting for income taxes. The Company allows for recognition of deferred tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax

F-105

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 04:15 EST 34078 FIN 106 5*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

FOGANG GUOZHU PLASTICS CO. LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)
DECEMBER 31, 2006 and 2005

purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future realization is uncertain.

In accordance with the relevant tax laws and regulations of PRC, the corporation income tax rate applicable is 33%. At times generally accepted accounting principles requires the Company to recognize certain income and expenses that do not conform to the timing and conditions allowed by the PRC. The Company incurred income tax expense of $82,410 and $1,810 for the years ended December 31, 2006 and 2005, respectively.

(j) Fair Value of Financial Instruments

The carrying amounts of the Company's cash, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these items. Term debt secured by various properties have interest rates attached to them commensurate with the finance market at the time and management believes approximate fair values in the short as well as the long term. It is currently not practicable to estimate the fair value of the other debt obligations because these note agreements contain unique terms, conditions, covenants and restrictions which were negotiated at arm's length with the Company's lenders, and there is no readily determinable similar instrument on which to base an estimate of fair value. Accordingly, no computation or adjustment to fair value has been determined.

(k) Revenue Recognition

Revenue represents the invoiced value of goods sold recognized upon the shipment of goods to customers. Revenue is recognized when all of the following criteria are met:

a) Persuasive evidence of an arrangement exists,

b) Delivery has occurred or services have been rendered,

c) The seller's price to the buyer is fixed or determinable, and

d) Collectibility is reasonably assured.

(l) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(m) Retirement Benefits

The country of PRC mandates companies to contribute funds into the national retirement system, which benefits qualified employees based on where they were born within the country. The Company pays the required payment of qualified employees of the Company as a payroll tax expense. Very few employees in the Company fall under the mandatory conditions requiring the Company to pay as a payroll tax expense into the retirement system of the PRC. The Company provides no other retirement benefits to its employees.

F-106

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 04:15 EST 34078 FIN 107 6*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

FOGANG GUOZHU PLASTICS CO. LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)
DECEMBER 31, 2006 and 2005

(n) Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements. Comprehensive income includes net income and the foreign currency translation gain, net of tax.

(o) Foreign Currency Translation

The accompanying financial statements are presented in United States dollars (US$). The functional currency of the Company is the Renminbi (RMB). Capital accounts of the financial statements are translated into US$ from RMB and at their historical exchange rates when the capital transactions occurred. Assets and liabilities are translated at the exchange rates as of balance sheet date. Income and expenditures are translated at the average exchange rate of the year. The translation rates are as follows:

	2006	2005
Year end RMB : US$ exchange rate	7.818	8.070
Average RMB : US$ exchange rate for the year	7.982	8.190

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

(p) Recent Accounting Pronouncements

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

NOTE 4—ACCOUNTS RECEIVABLE, NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS

	2006	2005
Accounts receivable	$265,829	$367,264
Less: Allowance for doubtful accounts	—	—
Accounts receivable, net	$265,829	$367,264

NOTE 5—INVENTORIES

Inventories consisting of raw materials, work-in-progress and finished goods are stated at the lower of weighted average cost or market value. Inventories are beverage bottles and its raw material to manufacture the bottles.

F-107

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 04:15 EST 34078 FIN 108 5*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

FOGANG GUOZHU PLASTICS CO. LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)
DECEMBER 31, 2006 and 2005

Inventories as of December 31, 2006 and 2005 are summarized as follows:

	2006	2005
Raw materials	$348,051	$552,410
Work-in-progress	—	—
Finished goods	109,277	323,096
Total	$457,328	$875,506

NOTE 6—PREPAID EXPENSES AND OTHER RECEIVABLES

Prepaid expenses consist of payments and deposits made by the Company to third parties in the normal course of business operations. These payments are made for the purchase of goods and services that are used by the Company for its current operations.

	2006	2005
Prepaid expenses	$646,692	$ —
Other receivables	55,711	1,324
Total	$702,403	$1,324

The Company evaluates the amounts recorded as prepaid expenses and other receivables on a periodic basis and records a charge to the current operations of the Company when the related expense has been incurred or when the amounts reported as other receivables is no longer deemed to be collectible by the Company.

NOTE 7—PROPERTY, PLANT AND EQUIPMENT, NET OF ACCUMULATED DEPRECIATION

Property, plant and equipment of the Company consist primarily of manufacturing facilities and equipment owned and operated by the Company. Property, plant and equipment as of December 31, 2006 and 2005 are summarized as follows:

	2006	2005
At cost:		
Buildings	$ 211,208	$ 204,613
Machinery and equipment	937,969	857,255
Motor vehicles	77,191	52,476
Furniture & fixtures	42,066	33,790
Construction in progress	504,189	426,974
	1,772,623	1,575,108
Less: Accumulated depreciation		
Buildings	$ 104,161	$ 91,739
Machinery and equipment	542,443	456,600
Motor vehicles	49,795	41,800
Furniture & fixtures	26,070	20,368
Construction in progress	—	—
	722,469	610,507
Property, plant and equipment, net	$1,050,154	$ 964,601

F-108

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 04:15 EST 34078 FIN 109 5*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

FOGANG GUOZHU PLASTICS CO. LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)
DECEMBER 31, 2006 and 2005

Depreciation expense for the years ended December 31, 2006 and 2005 was $92,283 and $96,131, respectively.

NOTE 8—LAND USE RIGHTS, NET OF ACCUMULATED AMORTIZATION

Land use rights of the Company are being amortized using the straight-line method over the lease term of 50 years.

	2006	2005
At cost	$131,747	$127,633
Less: Accumulated amortization	13,232	10,266
Land use rights, net	$118,515	$117,367

Amortization expense for the years ended December 31, 2006 and 2005 was $2,581 and $2,515, respectively.

Amortization expense for the next 5 years end thereafter is as follows:

Year Ending December 31,	
2006	$ 2,581
2007	2,581
2008	2,581
2009	2,581
2010	2,581
Thereafter	105,610
	$118,515

NOTE 9—CUSTOMER DEPOSITS, ACCRUED EXPENSES AND OTHER PAYABLES

Other payables consist of amounts owed by the Company to various entities that are incurred by the Company outside of the normal course of business operations and the VAT payable/(recoverable) by the Company. These liabilities do not carry any interest rate and are paid within 12 months. Customer deposits consist of advance payments made by customers for the purchase of products from the Company.

Customer deposits, accrued expenses and other payables as of December 31, 2006 and 2005 are summarized as follows:

	2006	2005
Customer deposits	$270,389	$629,922
Accrued expenses	3,610	21,896
Other payables	216,819	(12,276)
Total	$490,818	$639,542

F-109

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 04:16 EST 34078 FIN 110 5*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

FOGANG GUOZHU PLASTICS CO. LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)
DECEMBER 31, 2006 and 2005

NOTE 10—INCOME TAX

(a) Enterprise Income Tax ("EIT")

In accordance with the relevant tax laws and regulations of the PRC, the statutory corporate income tax rate is 33% in PRC for the year of 2006 and 2005.

The Company's tax expense differs from the "expected" tax expense as follows:

	2006	2005
Computed "expected" tax expense	$82,410	$1,810
Permanent expenses	—	
Income tax expense	$82,410	$1,810

The provision for income tax for the years ended December 31, 2006 and 2005 are summarized as follows:

	2006	2005
Current	$82,410	$1,810
Deferred	—	—
Total income tax expenses	$82,410	$1,810

(b) Value Added Tax ("VAT")

VAT is levied at 17% on the invoiced value of sales and is payable by the purchaser. The Company is required to remit the VAT it collects to the tax authority, but may offset this tax liability from the VAT for the taxes that it has paid on eligible purchases. The VAT payable have been accrued and reflected as other payables in the accompanying balance sheets.

NOTE 11—RELATED PARTY TRANSACTIONS

Due to related parties represented net advances from/(to) Fogang Guozhu Blowing Equipment Co. Limited and Fogang Guozhu Precision Mold Co. Limited as of December 31, 2006 for the purposes of working capital. The amounts are unsecured, interest-free and have no repayment terms.

Due from related parties represented net advances from/(to) Fogang Guozhu Blowing Equipment Co. Limited and Fogang Guozhu Precision Mold Co. Limited as of December 31, 2005. The amounts are unsecured, interest-free and have no repayment terms.

Due to a director represented advances from Mr Wu Wen as of December 31, 2006 and 2005 for the purposes of working capital. The amount is unsecured, interest-free and repaid in 2007.

NOTE 12—CAPITAL

The Company's capital is $354,195 (RMB2,672,400)

F-110

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 04:16 EST 34078 FIN 111 6*
FORM S-4 (PROXY/PROS START PAGE LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

Board of Directors
Fogang Guozhu Blowing Equipment Co. Limited

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

We have audited the accompanying balance sheets of Fogang Guozhu Blowing Equipment Co. Limited as of December 31, 2006 and 2005 and the statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB"). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material aspects, the financial position of the Company as of December 31, 2006 and 2005 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Madsen & Associates CPA's, Inc.
Madsen & Associates CPA's, Inc.
August 6, 2008
Salt Lake City, Utah

F-111

HECKMANN CORPORATION | RR Donnelley ProFile | WCRpf_rend | 01-Oct-2008 04:16 EST | 34078 FIN 112 5*
FORM S-4 (PROXY/PROS | START PAGE | LOS | 30-Sep-2008 07:15 EST | COMP | PS PMT 1C

FOGANG GUOZHU BLOWING EQUIPMENT CO. LIMITED

BALANCE SHEETS

	December 31, 2006	December 31, 2005
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 312,118	$ 92,553
Accounts receivable, net of allowance for doubtful accounts	1,001,881	301,155
Inventories	2,680,409	1,566,651
Prepaid expenses and other receivables	448,665	155,766
Total current assets	4,443,073	2,116,125
PROPERTY, PLANT & EQUIPMENT, NET OF ACCUMULATED DEPRECIATION	374,826	350,027
TOTAL ASSETS	$ 4,817,899	$2,466,152
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	$ 631,601	$ 288,200
Accrued expenses and other payables	3,645,434	410,011
Amount due to a director	459,968	224,201
Amounts due to related parties	344,948	24,783
Customers deposits	1,167,205	232,175
Notes payable—short term	102,328	—
Taxes payable	1,040,246	859,790
Total current liabilities	7,391,730	2,039,160
TOTAL LIABILITIES	$ 7,391,730	$2,039,160
STOCKHOLDERS' EQUITY		
Capital	$ 265,076	$ 265,076
Additional paid in capital	—	—
(Accumulated deficit)/retained earnings	(2,873,359)	179,162
Other comprehensive income/(loss)	34,452	(17,246)
TOTAL STOCKHOLDERS' EQUITY	$(2,573,831)	$ 426,992
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 4,817,899	$2,466,152

See accompanying notes to the consolidated financial statements

F-112

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 04:16 EST 34078 FIN 113 5*
FORM S-4 (PROXY/PROS START PAGE LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

FOGANG GUOZHU BLOWING EQUIPMENT CO. LIMITED

STATEMENTS OF INCOME & COMPREHENSIVE INCOME

	For the Year Ended December 31,	
	2006	2005
REVENUE	$ 16,318,728	$ 8,628,420
COST OF SALES	(12,164,359)	(6,032,799)
GROSS MARGIN	4,154,369	2,595,621
EXPENSES		
General & administrative	221,149	80,550
Sales & distribution	497,368	121,699
TOTAL OPERATING EXPENSES	718,517	202,249
OPERATING INCOME	3,435,852	2,393,372
OTHER INCOME (EXPENSES)		
Sales of scrap and parts	368,283	208,638
Other income (expense)	(1,937)	(27,417)
Interest income	5,182	1,838
Interest expense	(15,909)	—
INCOME BEFORE TAXES	3,791,471	2,576,431
PROVISION FOR TAXATION	(1,983,211)	(850,223)
NET INCOME	$ 1,808,260	$ 1,726,208
OTHER COMPREHENSIVE INCOME		
Gain/(Loss) on Foreign Exchange Translation	51,698	(17,246)
COMPREHENSIVE INCOME	$ 1,859,958	$ 1,708,962

See accompanying notes to the consolidated financial statements

F-113

HECKMANN CORPORATION | RR Donnelley ProFile | WCRpf_rend | 01-Oct-2008 04:16 EST | 34078 FIN 114 5*
FORM S-4 (PROXY/PROS | START PAGE | LOS | 30-Sep-2008 07:15 EST | COMP | PS PMT 1C

FOGANG GUOZHU BLOWING EQUIPMENT CO. LIMITED

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Capital	Additional Paid in Capital	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income/(Loss)	Total
Capital contribution	$265,076	$—	$ —	$ —	$ 265,076
Foreign currency translation loss	—		—	(17,246)	(17,246)
Dividends paid	—		(1,547,046)	—	(1,547,046)
Net income	—		1,726,208	—	1,726,208
BALANCE AT DECEMBER 31, 2005	$265,076	$—	$ 179,162	$(17,246)	$ 426,992
Foreign currency translation gain	—	—	—	51,698	51,698
Dividends paid	—		(4,860,781)	—	(4,860,781)
Net income	—	—	1,808,260	—	1,808,260
BALANCE AT DECEMBER 31, 2006	$265,076	$—	$(2,873,359)	$ 34,452	$(2,573,831)

See accompanying notes to the consolidated financial statements

F-114

HECKMANN CORPORATION | RR Donnelley ProFile | WCRpf_rend | 01-Oct-2008 04:16 EST | 34078 FIN 115 5*
FORM S-4 (PROXY/PROS | START PAGE | LOS | 30-Sep-2008 07:15 EST | COMP | PS PMT 1C

FOGANG GUOZHU BLOWING EQUIPMENT CO. LIMITED

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,	
	2006	2005
Cash Flows From Operating Activities:		
Net income	$ 1,808,260	$ 1,726,208
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation	41,894	12,361
Changes in operating assets and liabilities:		
Increase in accounts receivable	(700,726)	(301,155)
Increase in inventories	(1,113,758)	(1,566,651)
Increase in prepaid expenses and other receivable	(292,899)	(155,766)
Increase in accounts payable	343,401	288,200
Increase in customers deposits	935,030	232,175
Increase in accrued expenses and other payables	3,507,906	137,528
Increase in amounts due to related parties	320,165	24,783
Increase in amount due to a director	235,767	224,201
Increase in notes payable	102,328	—
(Decrease)/increase in taxes payable	(92,027)	1,132,273
Net cash provided from operating activities	5,095,341	1,754,157
Cash Flows From Investing Activities:		
Purchase of property, plant and equipment	(56,288)	(362,572)
Net cash used in investing activities	(56,288)	(362,572)
Cash Flows From Financing Activities:		
Capital contribution	—	265,076
Payment of dividends	(4,860,781)	(1,547,046)
Net cash used in financing activities	(4,860,781)	(1,281,970)
Net increase in cash	178,272	109,615
Effect of foreign exchange rate changes	41,293	(17,062)
Cash at Beginning of Period	92,553	—
Cash at the End of Period	$ 312,118	$ 92,553

See accompanying notes to the consolidated financial statements

F-115

HECKMANN CORPORATION | RR Donnelley ProFile | WCRpf_rend | 01-Oct-2008 04:16 EST | 34078 FIN 116 5*
FORM S-4 (PROXY/PROS | START PAGE | LOS | 30-Sep-2008 07:15 EST COMP | PS PMT 1C

FOGANG GUOZHU BLOWING EQUIPMENT CO. LIMITED

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 and 2005

NOTE 1—PRINCIPAL ACTIVITIES AND ORGANIZATION

Fogang Guozhu Blowing Equipment Co. Limited ("the Company") produces, markets and sells full range of beverage bottle production machineries including high speed injection molding machines, semi-automatic and high speed automatic plastics stretch blow molding machines, infrared ray preform heater and label heat shrinker.

The Company was incorporated under the laws of the People's Republic of China (the "PRC") on April 1, 2005. The Company was acquired by Excellent Fame Investments Limited, a Hong Kong company, on August 16, 2007.

NOTE 2—BASIS OF PRESENTATION

The financial statements are prepared in accordance with generally accepted accounting principles used in the United States of America.

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Economic and Political Risk

The Company's major operations are conducted in the PRC. Accordingly, the political, economic, and legal environments in the PRC, as well as the general state of the PRC's economy may influence the Company's business, financial condition, and results of operations.

The Company's major operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic, and legal environment. The Company's results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, and rates and methods of taxation, among other things.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company maintains bank accounts in the PRC.

(c) Accounts Receivable

Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. The Company did not provide an allowance for doubtful accounts for the year/period ended December 31, 2006 and 2005, respectively. No bad debts incurred for the year/period ended December 31, 2006 and 2005, respectively.

(d) Inventories

Inventories consisting of raw materials, work-in-progress, and finished goods are stated at the lower of cost or net realizable value. Finished goods are comprised of direct materials, direct labor and a portion of overhead. Inventory costs are calculated using a weighted average method of accounting.

F-116

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 04:16 EST 34078 FIN 117 5*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

FOGANG GUOZHU BLOWING EQUIPMENT CO. LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)
DECEMBER 31, 2006 and 2005

(e) Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation. The cost of maintenance and repairs is charged to the statement of income as incurred, whereas significant renewals and betterments are capitalized. The cost and the related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statement of income.

(f) Depreciation and Amortization

The Company provides for depreciation of plant and equipment principally by use of the straight-line method for financial reporting purposes. Plant and equipment are depreciated to its residual value over the following estimated useful lives:

Furniture and fixtures	5 years
Machinery and equipment	5 to 10 years
Motor vehicles	5 to 10 years

(g) Accounting for the Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Determination of recoverability of assets to be held and used is by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. There were no impairments of long-lived assets for the year/period ended December 31, 2006 and 2005.

(h) Income Tax

The Company has adopted the provisions of statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which incorporates the use of the asset and liability approach of accounting for income taxes. The Company allows for recognition of deferred tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future realization is uncertain.

In accordance with the relevant tax laws and regulations of PRC, the corporation income tax rate applicable is 33%. At times generally accepted accounting principles requires the Company to recognize certain income and expenses that do not conform to the timing and conditions allowed by the PRC. The Company incurred income tax expense of $1,983,211 and $850,223 for the year/period ended December 31, 2006 and 2005, respectively.

(i) Fair Value of Financial Instruments

The carrying amounts of the Company's cash, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these items. Term debt secured by various properties have

F-117

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 04:16 EST 34078 FIN 118 5*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

FOGANG GUOZHU BLOWING EQUIPMENT CO. LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)
DECEMBER 31, 2006 and 2005

interest rates attached to them commensurate with the finance market at the time and management believes approximate fair values in the short as well as the long term. It is currently not practicable to estimate the fair value of the other debt obligations because these note agreements contain unique terms, conditions, covenants and restrictions which were negotiated at arm's length with the Company's lenders, and there is no readily determinable similar instrument on which to base an estimate of fair value. Accordingly, no computation or adjustment to fair value has been determined.

(j) Revenue Recognition

Revenue represents the invoiced value of goods sold recognized upon the shipment of goods to customers. Revenue is recognized when all of the following criteria are met:

a) Persuasive evidence of an arrangement exists,

b) Delivery has occurred or services have been rendered,

c) The seller's price to the buyer is fixed or determinable, and

d) Collectibility is reasonably assured.

(k) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(l) Retirement Benefits

The country of PRC mandates companies to contribute funds into the national retirement system, which benefits qualified employees based on where they were born within the country. The Company pays the required payment of qualified employees of the Company as a payroll tax expense. Very few employees in the Company fall under the mandatory conditions requiring the Company to pay as a payroll tax expense into the retirement system of the PRC. The Company provides no other retirement benefits to its employees.

(m) Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements. Comprehensive income includes net income and the foreign currency translation gain, net of tax.

(n) Foreign Currency Translation

The accompanying financial statements are presented in United States dollars (US$). The functional currency of the Company is the Renminbi (RMB). Capital accounts of the financial statements are translated into

F-118

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 04:16 EST 34078 FIN 119 5*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

FOGANG GUOZHU BLOWING EQUIPMENT CO. LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)
DECEMBER 31, 2006 and 2005

US$ from RMB and at their historical exchange rates when the capital transactions occurred. Assets and liabilities are translated at the exchange rates as of balance sheet date. Income and expenditures are translated at the average exchange rate of the year. The translation rates are as follows:

	2006	2005
Year end RMB : US$ exchange rate	7.818	8.070
Average RMB : US$ exchange rate for the year	7.982	8.190

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

(o) Recent Accounting Pronouncements

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

NOTE 4—ACCOUNTS RECEIVABLE, NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS

	2006	2005
Accounts receivable	$1,001,881	$301,155
Less: Allowance for doubtful accounts	—	—
Accounts receivable, net	$1,001,881	$301,155

NOTE 5—INVENTORIES

Inventories consisting of raw materials, work-in-progress and finished goods are stated at the lower of weighted average cost or market value. Inventories are beverage bottle production machineries and the raw material to manufacture the machineries.

Inventories as of December 31, 2006 and 2005 are summarized as follows:

	2006	2005
Raw materials	$2,041,165	$1,336,389
Work-in-progress	—	—
Finished goods	639,244	230,262
Total	$2,680,409	$1,566,651

NOTE 6—PREPAID EXPENSES AND OTHER RECEIVABLES

Prepaid expenses consist of payments and deposits made by the Company to third parties in the normal course of business operations. These payments are made for the purchase of goods and services that are used by the Company for its current operations.

	2006	2005
Prepaid expenses	$407,489	$108,172
Other receivables	41,176	47,594
Total	$448,665	$155,766

F-119

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 04:16 EST 34078 FIN 120 5*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

FOGANG GUOZHU BLOWING EQUIPMENT CO. LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)
DECEMBER 31, 2006 and 2005

The Company evaluates the amounts recorded as prepaid expenses and other receivables on a periodic basis and records a charge to the current operations of the Company when the related expense has been incurred or when the amounts reported as other receivables is no longer deemed to be collectible by the Company.

NOTE 7—PROPERTY, PLANT AND EQUIPMENT, NET OF ACCUMULATED DEPRECIATION

Property, plant and equipment of the Company consist primarily of manufacturing facilities and equipment owned and operated by the Company. Property, plant and equipment as of December 31, 2006 and 2005 are summarized as follows:

	2006	2005
At cost:		
Machinery and equipment	$367,271	$319,888
Motor vehicles	40,266	39,009
Furniture & fixtures	23,010	3,675
	430,547	362,572
Less: Accumulated depreciation		
Machinery and equipment	$ 49,207	$ 12,328
Motor vehicles	3,623	—
Furniture & fixtures	2,891	217
	55,721	12,545
Property, plant and equipment, net	$374,826	$350,027

Depreciation expense for the years ended December 31, 2006 and 2005 was $41,894 and $12,361, respectively.

NOTE 8—CUSTOMER DEPOSITS, ACCRUED EXPENSES AND OTHER PAYABLES

Other payables consist of amounts owed by the Company to various entities that are incurred by the Company outside of the normal course of business operations and the VAT payable by the Company. These liabilities do not carry any interest rate and are paid within 12 months. Customer deposits consist of advance payments made by customers for the purchase of products from the Company.

Customer deposits, accrued expenses and other payables as of December 31, 2006 and 2005 are summarized as follows:

	2006	2005
Customer deposits	$1,167,205	$232,175
Accrued expenses	31,453	14,957
Other payables	3,613,981	395,054
Total	$4,812,639	$642,186

NOTE 9—INCOME TAX

(a) Enterprise Income Tax ("EIT")

In accordance with the relevant tax laws and regulations of the PRC, the statutory corporate income tax rate is 33% in PRC for the year of 2006 and 2005.

F-120

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 04:16 EST 34078 FIN 121 5*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

FOGANG GUOZHU BLOWING EQUIPMENT CO. LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)
DECEMBER 31, 2006 and 2005

The Company's tax expense differs from the "expected" tax expense as follows:

	2006	2005
Computed "expected" tax expense	$1,983,211	$850,223
Permanent expenses	—	—
Income tax expense	$1,983,211	$850,223

The provision for income tax for the year/period ended December 31, 2006 and 2005 are summarized as follows:

	2006	2005
Current	$1,983,211	$850,223
Deferred	—	—
Total income tax expenses	$1,983,211	$850,223

(b) Value Added Tax ("VAT")

VAT is levied at 17% on the invoiced value of sales and is payable by the purchaser. The Company is required to remit the VAT it collects to the tax authority, but may offset this tax liability from the VAT for the taxes that it has paid on eligible purchases. The VAT payable have been accrued and reflected as other payables in the accompanying balance sheets.

NOTE 10—RELATED PARTY TRANSACTIONS

Due to related parties represented net advances from/(to) Fogang Guozhu Plastics Co. Limited and Fogang Guozhu Precision Mold Co. Limited as of December 31, 2006 and 2005 for the purposes of working capital. The amounts are unsecured, interest-free and have no fixed repayment terms.

Due to a director represented advances from Mr. Wu Wen as of December 31, 2006 and 2005 for the purposes of working capital. The amount is unsecured, interest-free and repaid in 2007.

NOTE 11—CAPITAL

The Company's capital is $265,076 (RMB2,000,000).

F-121

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 04:16 EST 34078 FIN 122 6*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

Board of Directors
Fogang Guozhu Precision Mold Co. Limited

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

We have audited the accompanying balance sheets of Fogang Guozhu Precision Mold Co. Limited as of December 31, 2006 and 2005 and the statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB"). Those standards require that we plan and perform the audits to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material aspects, the financial position of the Company as of December 31, 2006 and 2005 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Madsen & Associates CPA's, Inc.
Madsen & Associates CPA's, Inc.
August 6, 2008
Salt Lake City, Utah

F-122

HECKMANN CORPORATION | RR Donnelley ProFile | WCRpf_rend | 01-Oct-2008 04:17 EST | 34078 FIN 123 5*
FORM S-4 (PROXY/PROS | START PAGE | LOS | 30-Sep-2008 07:15 EST | COMP | PS PMT 1C

FOGANG GUOZHU PRECISION MOLD CO. LIMITED

BALANCE SHEETS

	December 31, 2006	December 31, 2005
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 145,190	$ 149,595
Accounts receivable, net of allowance for doubtful accounts	1,059,982	208,159
Inventories	1,441,369	491,794
Amounts due from related parties	390,126	—
Amount due from a director	22,694	—
Prepaid expenses and other receivables	188,159	780,212
Total current assets	3,247,520	1,629,760
PROPERTY, PLANT & EQUIPMENT, NET OF ACCUMULATED DEPRECIATION	1,380,193	1,215,154
TOTAL ASSETS	$4,627,713	$2,844,914
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	$ 680,586	$ 95,029
Accrued expenses and other payables	1,736,444	513,059
Amount due to a director	—	169,764
Customers deposits	672,018	888,637
Short term bank loans	383,730	—
Taxes recoverable	(4,679)	(1,481)
Total current liabilities	3,468,099	1,665,008
TOTAL LIABILITIES	$3,468,099	$1,665,008
STOCKHOLDERS' EQUITY		
Capital	$1,234,000	$1,234,000
Additional paid in capital	—	—
Accumulated deficit	(189,277)	(77,749)
Other comprehensive income	114,891	23,655
TOTAL STOCKHOLDERS' EQUITY	1,159,614	$1,179,906
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,627,713	$2,844,914

See accompanying notes to the consolidated financial statements

F-123

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 04:17 EST 34078 FIN 124 5*
FORM S-4 (PROXY/PROS START PAGE LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

FOGANG GUOZHU PRECISION MOLD CO. LIMITED

STATEMENTS OF INCOME & COMPREHENSIVE INCOME

	For the Year Ended December 31, 2006	2005
REVENUE	$ 7,552,671	$ 1,839,512
COST OF SALES	(4,672,302)	(1,421,601)
GROSS MARGIN	2,880,369	417,911
EXPENSES		
General & administrative	190,533	207,228
Sales & distribution	223,388	213,541
TOTAL OPERATING EXPENSES	413,921	420,769
OPERATING INCOME (LOSS)	2,466,448	(2,858)
OTHER INCOME		
Sales of scrap	9,321	—
Other income (expenses)	66,713	(4,317)
Interest income	12,504	535
Interest expense	(12,068)	(6,053)
INCOME (LOSS) BEFORE TAXES	2,542,918	(12,693)
PROVISION FOR TAXATION	(6,710)	—
NET INCOME (LOSS)	$ 2,536,208	$ (12,693)
OTHER COMPREHENSIVE INCOME		
Gain on Foreign Exchange Translation	91,236	29,221
COMPREHENSIVE INCOME	$ 2,627,444	$ 16,528

See accompanying notes to the consolidated financial statements

F-124

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 04:17 EST 34078 FIN 125 5*
FORM S-4 (PROXY/PROS START PAGE LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

FOGANG GUOZHU PRECISION MOLD CO. LIMITED

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Capital	Additional Paid in Capital	Accumulated Deficits	Accumulated Other Comprehensive Income	Total
BALANCE AT JANUARY 1, 2005	$1,234,000	$—	$ (65,056)	$ (5,566)	$ 1,163,378
Foreign currency translation gain	—	—	—	29,221	29,221
Net income	—	—	(12,693)	—	(12,693)
BALANCE AT DECEMBER 31, 2005	$1,234,000	$—	$ (77,749)	$ 23,655	$ 1,179,906
Foreign currency translation gain	—	—	—	91,236	91,236
Dividends paid	—	—	(2,647,736)	—	(2,647,736)
Net income	—	—	2,536,208	—	2,536,208
BALANCE AT DECEMBER 31, 2006	$1,234,000	$—	$ (189,277)	$114,891	$ 1,159,614

See accompanying notes to the consolidated financial statements

F-125

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 04:17 EST 34078 FIN 126 5*
FORM S-4 (PROXY/PROS START PAGE LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

FOGANG GUOZHU PRECISION MOLD CO. LIMITED

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2006	2005
Cash Flows From Operating Activities:		
Net income (loss)	$ 2,536,208	$ (12,693)
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation	166,840	137,146
Changes in operating assets and liabilities:		
(Increase)/decrease in accounts receivable	(851,823)	101,563
Increase in inventories	(949,575)	(193,801)
Decrease/(increase) in prepaid expenses and other receivable	604,445	(506,008)
(Increase)/decrease in amounts due from related parties	(390,126)	12,086
Increase in amount due from a director	(204,850)	—
Increase in amount due to a director	—	169,765
Increase/(decrease) in accounts payable	585,557	(774,049)
(Increase)/decrease in customer deposits	(216,619)	664,775
Increase in accrued expenses and other payables	1,703,937	9,493
Decrease in taxes payable	(485,017)	(10,925)
Net cash provided from (used in) operating activities	2,498,977	(402,648)
Cash Flows From Investing Activities:		
Purchase of property, plant and equipment	(296,211)	(165,594)
Net cash used in investing activities	(296,211)	(165,594)
Cash Flows From Financing Activities:		
Proceeds from bank loans	383,730	—
Dividends paid	(2,647,736)	—
Net cash provided from financing activities	(2,264,006)	—
Net decrease in cash	(61,240)	(568,242)
Effect of foreign exchange rate changes	56,835	1,950
Cash at Beginning of Period	149,595	715,887
Cash at the End of Period	$ 145,190	$ 149,595

See accompanying notes to the consolidated financial statements

F-126

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 04:17 EST 34078 FIN 127 5*
FORM S-4 (PROXY/PROS START PAGE LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

FOGANG GUOZHU PRECISION MOLD CO. LIMITED

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 and 2005

NOTE 1—PRINCIPAL ACTIVITIES AND ORGANIZATION

Fogang Guozhu Precision Mold Co. Limited ("the Company") is engaged in production of preform injection mold and blowing mold.

The Company was incorporated under the laws of the People's Republic of China (the "PRC") on December 6, 2001. The Company was acquired by Guozhu Holdings Limited, a Hong Kong company, on August 16, 2007.

NOTE 2—BASIS OF PRESENTATION

The financial statements are prepared in accordance with generally accepted accounting principles used in the United States of America.

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Economic and Political Risk

The Company's major operations are conducted in the PRC. Accordingly, the political, economic, and legal environments in the PRC, as well as the general state of the PRC's economy may influence the Company's business, financial condition, and results of operations.

The Company's major operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic, and legal environment. The Company's results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, and rates and methods of taxation, among other things.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company maintains bank accounts in the PRC.

(c) Accounts Receivable

Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. The Company did not provide an allowance for doubtful accounts for the years ended December 31, 2006 and 2005, respectively. No bad debts incurred for the years ended December 31, 2006 and 2005, respectively.

(d) Inventories

Inventories consisting of raw materials, work-in-progress, and finished goods are stated at the lower of cost or net realizable value. Finished goods are comprised of direct materials, direct labor and a portion of overhead. Inventory costs are calculated using a weighted average method of accounting.

(e) Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation. The cost of maintenance and repairs is charged to the statement of income as incurred, whereas significant renewals and betterments are

F-127

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 04:17 EST 34078 FIN 128 5*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

FOGANG GUOZHU PRECISION MOLD CO. LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)
DECEMBER 31, 2006 and 2005

capitalized. The cost and the related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statement of income.

(f) Depreciation and Amortization

The Company provides for depreciation of plant and equipment principally by use of the straight-line method for financial reporting purposes. Plant and equipment are depreciated to its residual value over the following estimated useful lives:

Furniture and fixtures	5 years
Machinery and equipment	5 to 10 years
Motor vehicles	5 to 10 years

(g) Accounting for the Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Determination of recoverability of assets to be held and used is by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. There were no impairments of long-lived assets for the years ended December 31, 2006 and 2005.

(h) Income Tax

The Company has adopted the provisions of statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which incorporates the use of the asset and liability approach of accounting for income taxes. The Company allows for recognition of deferred tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future realization is uncertain.

In accordance with the relevant tax laws and regulations of PRC, the corporation income tax rate applicable is 33%. At times generally accepted accounting principles requires the Company to recognize certain income and expenses that do not conform to the timing and conditions allowed by the PRC. The Company incurred income tax expense of $6,710 and $0 for the years ended December 31, 2006 and 2005, respectively.

(i) Fair Value of Financial Instruments

The carrying amounts of the Company's cash, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these items. Term debt secured by various properties have interest rates attached to them commensurate with the finance market at the time and management believes approximate fair values in the short as well as the long term. It is currently not practicable to estimate the fair value of the other debt obligations because these note agreements contain unique terms, conditions, covenants and restrictions which were negotiated at arm's length with the Company's lenders, and there is no readily determinable similar instrument on which to base an estimate of fair value. Accordingly, no computation or adjustment to fair value has been determined.

F-128

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 04:17 EST 34078 FIN 129 5*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

FOGANG GUOZHU PRECISION MOLD CO. LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)
DECEMBER 31, 2006 and 2005

(j) Revenue Recognition

Revenue represents the invoiced value of goods sold recognized upon the shipment of goods to customers. Revenue is recognized when all of the following criteria are met:

a) Persuasive evidence of an arrangement exists,

b) Delivery has occurred or services have been rendered,

c) The seller's price to the buyer is fixed or determinable, and

d) Collectibility is reasonably assured.

(k) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(l) Retirement Benefits

The country of PRC mandates companies to contribute funds into the national retirement system, which benefits qualified employees based on where they were born within the country. The Company pays the required payment of qualified employees of the Company as a payroll tax expense. Very few employees in the Company fall under the mandatory conditions requiring the Company to pay as a payroll tax expense into the retirement system of the PRC. The Company provides no other retirement benefits to its employees.

(m) Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements. Comprehensive income includes net income and the foreign currency translation gain, net of tax.

(n) Foreign Currency Translation

The accompanying financial statements are presented in United States dollars (US$). The functional currency of the Company is the Renminbi (RMB). Capital accounts of the financial statements are translated into US$ from RMB and at their historical exchange rates when the capital transactions occurred. Assets and liabilities are translated at the exchange rates as of balance sheet date. Income and expenditures are translated at the average exchange rate of the year. The translation rates are as follows:

	2006	2005
Year end RMB : US$ exchange rate	7.818	8.070
Average RMB : US$ exchange rate for the year	7.982	8.190

F-129

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 04:17 EST 34078 FIN 130 5*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

FOGANG GUOZHU PRECISION MOLD CO. LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)
DECEMBER 31, 2006 and 2005

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

(o) Recent Accounting Pronouncements

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

NOTE 4—ACCOUNTS RECEIVABLE, NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS

	2006	2005
Accounts receivable	$1,059,982	$208,159
Less: Allowance for doubtful accounts	—	—
Accounts receivable, net	$1,059,982	$208,159

NOTE 5—INVENTORIES

Inventories consisting of raw materials, work-in-progress and finished goods are stated at the lower of weighted average cost or market value. Inventories are preform injection mold and blowing mold and the raw material to manufacture the molds.

Inventories as of December 31, 2006 and 2005 are summarized as follows:

	2006	2005
Raw materials	$ 566,650	$152,568
Work-in-progress	457,731	67,584
Finished goods	416,988	271,642
Total	$1,441,369	$491,794

NOTE 6—PREPAID EXPENSES AND OTHER RECEIVABLES

Prepaid expenses consist of payments and deposits made by the Company to third parties in the normal course of business operations. These payments are made for the purchase of goods and services that are used by the Company for its current operations.

	2006	2005
Prepaid expenses	$181,764	$ 96,693
Other receivables	6,395	683,519
Total	$188,159	$780,212

The Company evaluates the amounts recorded as prepaid expenses and other receivables on a periodic basis and records a charge to the current operations of the Company when the related expense has been incurred or when the amounts reported as other receivables is no longer deemed to be collectible by the Company.

F-130

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 04:17 EST 34078 FIN 131 5*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

FOGANG GUOZHU PRECISION MOLD CO. LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)
DECEMBER 31, 2006 and 2005

NOTE 7—PROPERTY, PLANT AND EQUIPMENT, NET OF ACCUMULATED DEPRECIATION

Property, plant and equipment of the Company consist primarily of manufacturing facilities and equipment owned and operated by the Company. Property, plant and equipment as of December 31, 2006 and 2005 are summarized as follows:

	2006	2005
At cost:		
Machinery and equipment	$1,704,905	$1,413,199
Motor vehicles	123,087	119,244
Furniture & fixtures	35,436	23,042
Construction in progress	102,539	62,130
	1,965,967	1,617,615
Less: Accumulated depreciation		
Machinery and equipment	$ 515,419	$ 360,371
Motor vehicles	55,289	32,099
Furniture & fixtures	15,066	9,991
Construction in progress	—	—
	585,774	402,461
Property, plant and equipment, net	$1,380,193	$1,215,154

Depreciation expense for the years ended December 31, 2006 and 2005 was $166,840 and $137,146, respectively.

NOTE 8—CUSTOMER DEPOSITS, ACCRUED EXPENSES AND OTHER PAYABLES

Other payables consist of amounts owed by the Company to various entities that are incurred by the Company outside of the normal course of business operations and the VAT payable by the Company. These liabilities do not carry any interest rate and are paid within 12 months. Customer deposits consist of advance payments made by customers for the purchase of products from the Company.

Customer deposits, accrued expenses and other payables as of December 31, 2006 and 2005 are summarized as follows:

	2006	2005
Customer deposits	$ 672,018	$ 888,637
Accrued expenses	30,586	29,631
Other payables	1,705,858	483,428
Total	$2,408,462	$1,401,696

NOTE 9—SHORT-TERM BANK LOAN

The short-term bank loan is repaid in 2007.

Short-term loan is summarized as follows:

Due date	Interest rate per annum	2006
June 13, 2007	7.605%	$383,730

F-131

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 04:17 EST 34078 FIN 132 6*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

FOGANG GUOZHU PRECISION MOLD CO. LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)
DECEMBER 31, 2006 and 2005

NOTE 10—INCOME TAX

(a) Enterprise Income Tax ("EIT")

In accordance with the relevant tax laws and regulations of the PRC, the statutory corporate income tax rate is 33% in PRC for the year of 2006 and 2005.

The Company's tax expense differs from the "expected" tax expense as follows:

	2006	2005
Computed "expected" tax expense	$ 839,163	$—
Permanent expenses	(832,453)	—
Income tax expense	$ 6,710	$—

The permanent difference represents the tax exemption enjoyed by the Company during the tax holiday given by the tax bureau.

The provision for income tax for the years ended December 31, 2006 and 2005 are summarized as follows:

	2006	2005
Current	$6,710	$—
Deferred	—	—
Total income tax expenses	$6,710	$—

(b) Value Added Tax ("VAT")

VAT is levied at 17% on the invoiced value of sales and is payable by the purchaser. The Company is required to remit the VAT it collects to the tax authority, but may offset this tax liability from the VAT for the taxes that it has paid on eligible purchases. The VAT payable have been accrued and reflected as other payables in the accompanying balance sheets.

NOTE 11—RELATED PARTY TRANSACTIONS

Due from related parties represented net advances from/(to) Fogang Guozhu Blowing Equipment Co. Limited and Fogang Guozhu Plastics Co. Limited as of December 31, 2006.

Due from a director represented advances to Mr. Wu Wen as of December 31, 2006. The amount is unsecured, interest-free and settled in 2007.

Due to a director represented advances from Mr. Wu Wen as of December 31, 2005 for the purposes of working capital. The amounts are unsecured, interest-free and repayable within 12 months.

NOTE 12—CAPTIAL

The Company's capital is $1,234,000.

F-132

HECKMANN CORPORATION RR Donnelley ProFile WCRvelaa1nb 01-Oct-2008 06:44 EST 34078 FIN 133 10*
FORM S-4 (PROXY/PROS START PAGE LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

HUTTON HOLDINGS CORPORATION

UNAUDITED PRO-FORMA COMBINED CONSOLIDATED BALANCE SHEET
JUNE 30, 2007

	Hutton Historical	China Valley Historical	Pro forma Adjustment	Pro forma Combined
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$ 176	$ 6,070,975	$ —	$ 6,071,151
Accounts receivable, net	—	3,956,623	—	3,956,623
Inventories	—	5,999,142	—	5,999,142
Prepaid expenses and other receivables	1,206	2,314,948	—	2,316,154
Amount due from a director	—	275,120	—	275,120
Total current assets	1,382	18,161,808	—	18,618,190
PROPERTY, PLANT & EQUIPMENT, NET	3,120	2,879,081	—	2,882,201
LAND USE RIGHT, NET	—	197,110	—	197,110
TOTAL ASSETS	$ 4,502	$21,692,999	$ —	$21,697,501
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable	$ 240	$ 2,311,681	$ —	$ 2,311,921
Accrued expenses and other payables	—	6,835,787	—	6,835,787
Customers deposits	—	4,152,498	—	4,152,498
Notes payable	—	32,839	—	32,839
Short term bank loans	—	1,050,834	—	1,050,834
Taxes payable	—	2,315,998	—	2,315,998
Total current liabilities	240	16,699,637	—	16,699,877
STOCKHOLDERS' EQUITY				
Preferred stock	—	—	5,000 (1)	5,000
Common stock	25,521	—	24,479 (2)	50,000
Additional paid in capital	(16,997)	2,758,228	(55,331)(3)	2,685,900
Accumulated deficits	(4,262)	2,053,793	25,852 (4)	2,075,383
Other comprehensive income	—	181,341	—	181,341
TOTAL STOCKHOLDERS' EQUITY	4,262	4,993,362	—	4,997,624
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 4,502	$21,692,999	$ —	$21,697,501

F-133

HECKMANN CORPORATION RR Donnelley ProFile WCRvelaj0nb 01-Oct-2008 06:45 EST 34078 FIN 134 8*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

HUTTON HOLDINGS CORPORATION

UNAUDITED PRO-FORMA COMBINED STATEMENT OF OPERATIONS FOR THE PERIOD ENDED JUNE 30, 2007

	Hutton Historical	China Valley Historical	Pro forma Adjustment	Pro forma Combined
REVENUE	$ 29,042	$17,509,820	$—	$17,538,862
COST OF SALES	19,760	10,687,909	—	10,707,669
GROSS PROFIT	9,282	6,821,911	—	6,831,193
EXPENSES				
Sales and marketing	2,008	548,967	—	550,975
General and administrative	44,741	512,066	—	556,807
TOTAL EXPENSES	46,749	1,061,033	—	1,107,782
OPERATING LOSS / INCOME	(37,467)	5,760,878	—	5,723,411
OTHER INCOME	59,346	258,332	—	317,678
INTEREST INCOME / EXPENSES	(289)	(18,705)	—	(18,994)
LOSS / INCOME BEFORE TAXES	21,590	6,000,505	—	6,022,095
PROVISION FOR TAXATION	—	1,244,183	—	1,244,183
NET LOSS / INCOME	21,590	4,756,322	—	4,777,912
OTHER COMPREHENSIVE INCOME				
Gain on Foreign Exchange Translation	—	66,302	—	66,302
COMPREHENSIVE LOSS / INCOME	$ 21,590	$ 4,822,624	$—	$ 4,844,214

F-134

HECKMANN CORPORATION | RR Donnelley ProFile | WCRvelaa1nb | 01-Oct-2008 06:44 EST | 34078 FIN 135 6*
FORM S-4 (PROXY/PROS | START PAGE | LOS | 30-Sep-2008 07:15 EST | COMP | PS PMT 1C

HUTTON HOLDINGS CORPORATION

UNAUDITED PRO-FORMA COMBINED STATEMENT OF OPERATIONS FOR THE PERIOD ENDED JUNE 30, 2006

	Hutton Historical	China Valley Historical	Pro forma Adjustment	Pro forma Combined
REVENUE	$188,528	$13,197,486	$—	$13,386,014
COST OF SALES	77,849	7,995,380	—	8,073,229
GROSS PROFIT	110,679	5,202,106	—	5,312,785
EXPENSES				
Sales and marketing	(13,050)	415,389	—	402,339
General and administrative	96,449	268,852	—	365,301
TOTAL EXPENSES	83,399	684,241	—	767,640
OPERATING LOSS / INCOME	27,280	4,517,865	—	4,545,145
OTHER INCOME	—	117,495	—	117,495
INTEREST INCOME / EXPENSES	243	—	—	243
LOSS / INCOME BEFORE TAXES	27,523	4,635,360	—	4,662,883
PROVISION FOR TAXATION	—	1,008,226	—	1,008,226
NET LOSS / INCOME	27,523	3,627,134	—	3,654,657
OTHER COMPREHENSIVE INCOME				
Gain on Foreign Exchange Translation	—	45,922	—	45,922
COMPREHENSIVE LOSS / INCOME	$ 27,523	$ 3,673,056	$—	$ 3,700,579

F-135

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 05:13 EST 34078 FIN 136 8*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

HUTTON HOLDINGS CORPORATION

NOTES TO PRO-FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 BASIS OF PRESENTATION

The unaudited pro-forma consolidated financial statements include the accounts of Hutton Holdings Corporation ("HTTH" or the "Company"), China Valley Development Limited ("China Valley"), Guozhu Holdings Limited, Fogang Guozhu Plastics Company Limited, Guangdong Guozhu Precision Mold Company Limited, Excellent Fame Investments Limited and Fogang Guozhu Blowing Equipment Company Limited.

On August 26, 2007, the Company entered into and closed an Agreement for Share Exchange with China Valley, a British Virgin Island incorporated company, Cai Yingren and Wu Wen, the owners and shareholders of China Valley. The Company acquired 100% ownership of China Valley at a consideration of 29,750,000 shares of its common stock and 5,000,000 shares of its preferred stock. This business combination has been accounted for as a reverse merger with China Valley being the accounting acquirer. Accordingly, the Company's historical financial statements have been prepared to give retroactive effect to the reverse merger, and represent the operations of China Valley.

China Valley acquired 100% ownership of Guozhu Holdings Limited, a Hong Kong registered company on August 24, 2007. Since the ownership of the Company and Guozhu Holdings Limited were the same and they were under the control of one same shareholder, the merger was accounted for as a transaction between entities under common control, whereby the Company recognized the assets and liabilities transferred at their carrying amounts. Accordingly, China Valley's historical financial statements have been prepared to give retroactive effect to the merger, and represent the operations of the Company and Guozhu Holdings Limited.

On August 16, 2007, Guozhu Holdings Limited acquired 100% ownership of Fogang Guozhu Plastics Company Limited and Guangdong Guozhu Precision Mold Company Limited, both of which are registered in China. Also, through Excellent Fame Investments Limited, Guozhu Holdings Limited's wholly owned subsidiary registered in Hong Kong, Guozhu Holdings Limited also acquired 100% of Fogang Guozhu Blowing Equipment Company Limited, a Chinese registered company. Since Guozhu Holdings Limited, Excellent Fame Investments Limited and the three Chinese registered companies were under the control of one same shareholder, these mergers were accounted for as transactions among entities under common control, whereby Guozhu Holdings Limited recognized the assets and liabilities transferred at their carrying amounts. Accordingly, Guozhu Holdings Limited's historical financial statements have been prepared to give retroactive effect to the mergers, and represent the operations of Guozhu Holdings Limited, Excellent Fame Investments Limited and the three Chinese registered companies.

These pro forma financial statements have been prepared utilizing the assumptions that the historical operations of these operating companies would be combined with the historical operations of Hutton and China Valley.

The principle operations of Guangdong Guozhu Precision Mold Company Limited are the manufacturing and sale of precision mold and PVC products while the principle operations of Fogang Guozhu Blowing Equipment Company are the manufacturing and sale of blowing equipment and plastic production machinery.

NOTE 2 PRO FORMA FINANCIAL STATEMENTS

The accompanying unaudited pro forma combined financial statements are based upon the historical consolidated statements of operations of the Company, China Valley, Guozhu Holdings Limited and the subsidiaries of Guozhu Holdings Limited. The unaudited pro forma combined balance sheet has been prepared as if the acquisition occurred on June 30, 2007. The unaudited pro forma combined financial statements of operations for the period ended June 30, 2006 and 2007 have been prepared as if the acquisition had occurred on

F-136

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 05:13 EST 34078 FIN 137 5*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

January 1, 2006 and 2007, respectively. The historical consolidated statements of operations of Guozhu Holdings Limited, Fogang Guozhu Plastics Company Limited, Guangdong Guozhu Precision Mold Company Limited, Excellent Fame Investments Limited and Fogang Guozhu Blowing Equipment Company Limited are combined into China Valley as if China Valley is the surviving corporate entity while Guozhu Holdings Limited, Fogang Guozhu Plastics Company Limited, Guangdong Guozhu Precision Mold Company Limited and Fogang Guozhu Blowing Equipment Company Limited are the accounting acquirers. The pro forma information may not be indicative of the results that actually would have occurred if the merger had been in effect from and on the dates indicated or which may be obtained in the future.

NOTE 3 CONSOLIDATING ENTRIES

The consolidating entries on the pro-forma consolidated balance sheet to eliminate investments in subsidiary accounts:

(1) Increase in preferred stock as a result of issuing shares for merger

(2) Net effect of increase in common stock as a result of issuing shares for merger, elimination of share capital of China Valley and cancellation of 5,271,000 by certain shareholders of the Company as a condition of the merger

(3) Net effect of increase in paid up capital as a result of issuing shares for merger, reduction of paid up capital as a result of elimination of deficits of HTTH before merger and reduction of paid up capital as a result of cancellation of 5,271,000 by certain shareholders of the Company

(4) Elimination of deficits of HTTH before merger and the excess of HTTH deficits over its paid in capital

F-137

HECKMANN CORPORATION RR Donnelley ProFile WCRvelaj0nb 01-Oct-2008 06:47 EST 34078 FIN 138 7*
FORM S-4 (PROXY/PROS START PAGE LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

CHINA VALLEY DEVELOPMENT LIMITED

CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
(RESTATED)

	June 30, 2007	December 31, 2006
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 6,070,975	$ 483,837
Accounts receivable, net	3,956,623	2,327,692
Inventories	5,999,142	4,579,106
Prepaid expenses and other receivables	2,314,948	1,339,227
Amount due from a director	275,120	—
Total current assets	18,616,808	8,729,862
PROPERTY, PLANT & EQUIPMENT, NET	2,879,081	2,805,173
LAND USE RIGHT, NET	197,110	118,515
TOTAL ASSETS	$21,692,999	$11,653,550
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	$ 2,311,681	$ 1,492,511
Accrued expenses and other payables	6,835,787	5,604,397
Amount due to a director	—	673,276
Customers deposits	4,152,498	2,109,612
Notes payable	32,839	102,328
Short term bank loans	1,050,834	383,730
Taxes payable	2,315,998	1,116,958
Total current liabilities	16,699,637	11,482,812
TOTAL LIABILITIES	$16,699,637	$11,482,812
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 50,000 shares authorized, 50,000 shares issued and outstanding on June 30, 2007 and December 31, 2006	$ 50,000	$ 50,000
Less: Stock Subscription Receivable	(50,000)	(50,000)
Additional paid in capital	2,758,228	2,758,228
Retained earnings (Accumulated deficits)	2,053,793	(2,702,529)
Other comprehensive income	181,341	115,039
TOTAL STOCKHOLDERS' EQUITY	$ 4,993,362	$ 170,738
TOTAL LIABILITIES AND EQUITY	$21,692,999	$11,653,550

See accompanying notes to the consolidated financial statements

F-138

HECKMANN CORPORATION RR Donnelley ProFile WCRvelaa1nb 01-Oct-2008 06:45 EST 34078 FIN 139 7*
FORM S-4 (PROXY/PROS START PAGE LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

CHINA VALLEY DEVELOPMENT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(RESTATED)

	For the Six Months ended June 30,	
	2007	2006
REVENUE	$17,509,820	$13,414,853
COST OF SALES	10,687,909	7,995,380
GROSS PROFIT	6,821,911	5,419,473
EXPENSES		
General and administrative	512,066	268,852
Selling and distributions	548,967	415,389
TOTAL OPERATING EXPENSES	1,061,033	684,241
OPERATING INCOME	5,760,878	4,735,232
OTHER INCOME		
Sales of scraps	210,831	2,192
Sales of parts	39,142	104,634
Other income (expenses)	—	8,389
Interest income	8,359	2,280
Interest expense	(18,705)	—
INCOME BEFORE TAXES	6,000,505	4,852,727
PROVISION FOR TAXATION	1,244,183	1,008,226
NET INCOME	$ 4,756,322	$ 3,844,501
OTHER COMPREHENSIVE INCOME		
Gain on Foreign Exchange Translation	66,302	133,824
COMPREHENSIVE INCOME	$ 4,822,624	$ 3,978,325

See accompanying notes to the consolidated financial statements

F-139

HECKMANN CORPORATION | RR Donnelley ProFile | WCRvelaa1nb | 01-Oct-2008 06:46 EST | 34078 FIN 140 7*
FORM S-4 (PROXY/PROS | START PAGE | LOS | 30-Sep-2008 07:15 EST | COMP | PS PMT 1C

CHINA VALLEY DEVELOPMENT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (RESTATED)

	For the Six Months Ended June 30,	
	2007	2006
Cash Flows From Operating Activities:		
Net income	$ 4,756,322	$ 3,844,501
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	174,946	149,560
Amortization of land use rights	1,984	1,290
Changes in operating assets and liabilities:		
Increase in accounts receivable	(1,628,931)	(541,007)
Increase in inventories	(1,420,036)	(1,422,234)
Increase in prepaid expenses and other receivable	(975,721)	(1,189,619)
Increase in accounts payable	819,170	2,422,710
Increase in customer deposits	2,042,886	810,940
Increase in accrued expenses and other payables	1,231,390	1,055,865
Decrease in notes payable	(69,489)	—
Increase in taxes payable	1,199,040	2,677,327
Net cash provided by operating activities	6,131,561	7,809,333
Cash Flows From Investing Activities:		
Purchase of property, plant and equipment	(248,854)	(250,800)
Decrease in amount due to/from a director	(948,396)	(731,256)
Net cash used in investing activities	(1,197,250)	(982,056)
Cash Flows From Financing Activities:		
Proceeds from bank loans	667,104	375,281
Net cash used in financing activities	667,104	375,281
Net increase in cash	5,601,415	7,202,558
Effect of foreign exchange rate changes	(14,277)	132,705
Cash and Cash Equivalents at Beginning of Period	483,837	260,990
Cash and Cash Equivalents at the End of Period	$ 6,070,975	$ 7,596,253

See accompanying notes to the consolidated financial statements

F-140

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 05:14 EST 34078 FIN 141 6*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

CHINA VALLEY DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2007

NOTE 1 ORGANIZATION AND PRINCIPAL ACTIVITIES

China Valley Development Limited (the "Company") was incorporated on July 5, 2005 under the laws of British Virgin Islands.

On August 24, 2007, the Company acquired 100% ownership of Guozhu Holdings Limited, a Hong Kong registered company. Guozhu Holdings Limited owns 100% ownership of Fogang Guozhu Plastics Company Limited and Guangdong Guozhu Precision Mold Company Limited, both of which are registered in China. Also, through Excellent Fame Investments Limited, the Company's wholly owned subsidiary registered in Hong Kong, the Company also owns 100% of Fogang Guozhu Blowing Equipment Company Limited, a Chinese registered company.

The principle operations of Guangdong Guozhu Precision Mold Company Limited are manufacture and sale of precision mold and PVC products while the principle operations of Fogang Guozhu Blowing Equipment Company Limited are manufacture and sale of blowing equipment and plastic production machinery.

The principle operations of Fogang Guozhu Plastics Company Limited are plastic bottle and PVC products manufacturing.

Subsequent to the acquisition, Guangdong Guozhu Precision Mold Company Limited, Fogang Guozhu Blowing Equipment Company Limited and Guangdong Guozhu Precision Mold Company Limited became the surviving business of the Company.

The unaudited consolidated financial statements of the Company and subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial statements. Accordingly, they do not include all the information and footnotes required by principles generally accepted in the United States of America for annual financial statements. However, the information included in these interim financial statements reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of the management, necessary for fair presentation of the consolidated financial position and the consolidated results of operations. Results shown for interim periods are not necessarily indicative of the results to be obtained for a full year. These interim financial statements should be read in conjunction with the Company's annual audited financial statements.

NOTE 2 USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. See "Critical Accounting Policies and Estimates" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section below.

NOTE 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Economic and Political Risk

The Company's major operations are conducted in China ("PRC"). Accordingly, the political, economic, and legal environments in the PRC, as well as the general state of the PRC's economy may influence the Company's business, financial condition, and results of operations.

F-141

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 05:14 EST 34078 FIN 142 6*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

CHINA VALLEY DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)
JUNE 30, 2007

The Company's major operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic, and legal environment. The Company's results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, and rates and methods of taxation, among other things.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company maintains bank accounts in Hong Kong and China through its wholly owned subsidiaries.

(c) Accounts Receivable

Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. The Company did not provide an allowance for doubtful accounts for six months ended June 30, 2007. There were no bad debts incurred for six months ended June 30, 2007.

(d) Inventories

Inventories consisting of raw materials, work-in-progress, and finished goods are stated at the lower of cost or net realizable value. Finished goods are comprised of direct materials, direct labor and a portion of overhead. Inventory costs are calculated using a weighted average, first in first out (FIFO) method of accounting.

(e) Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation. The cost of maintenance and repairs is charged to the statement of income as incurred, whereas significant renewals and betterments are capitalized. The cost and the related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statement of income.

(f) Land Use Right

According to the law of PRC, the government owns all the land in PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government for 50 years.

Land use right represent the cost for purchasing the right to use the leasehold land for the production facilities of Fogang Guozhu Blowing Equipment Co., Limited. It is stated at cost less amortization. Land use rights are being amortized using the straight-line method over the lease term of 50 years.

Amortization expense was $1,984 and $1,290 for the periods ended June 30, 2007 and 2006, respectively.

F-142

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 05:14 EST 34078 FIN 143 6*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

CHINA VALLEY DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)
JUNE 30, 2007

(g) Depreciation and Amortization

The Company provides for depreciation of plant and equipment principally by use of the straight-line method for financial reporting purposes. Plant and equipment are depreciated to its residual value over the following estimated useful lives:

Building	10 years
Furniture and fixtures	5 years
Machinery and equipment	8 to 10 years
Motor vehicles	5 to 10 years

(h) Accounting for the Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Determination of recoverability of assets to be held and used is by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. There were no impairments of long-lived assets for the periods ended June 30, 2007 and 2006.

(i) Income Tax

The Company has adopted the provisions of statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which incorporates the use of the asset and liability approach of accounting for income taxes. The Company allows for recognition of deferred tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future realization is uncertain.

In accordance with the relevant tax laws and regulations of PRC and Hong Kong, the corporation income tax rate applicable ranges from 17.5% to 33%. At times generally accepted accounting principles requires the Company to recognize certain income and expenses that do not conform to the timing and conditions allowed by the PRC. The Company incurred income tax expense of $1,244,183 and $1,008,226 for the periods ended June 30, 2007 and 2006, respectively.

(j) Fair Value of Financial Instruments

The carrying amounts of the Company's cash, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these items. Term debt secured by various properties have interest rates attached to them commensurate with the finance market at the time and management believes approximate fair values in the short as well as the long term. It is currently not practicable to estimate the fair value of the other debt obligations because these note agreements contain unique terms, conditions, covenants and restrictions which were negotiated at arm's length with the Company's lenders, and there is no readily determinable similar instrument on which to base an estimate of fair value. Accordingly, no computation or adjustment to fair value has been determined.

F-143

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 05:14 EST 34078 FIN 144 6*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

CHINA VALLEY DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)
JUNE 30, 2007

(k) Revenue Recognition

Revenue represents the invoiced value of goods sold recognized upon the shipment of goods to customers. Revenue is recognized when all of the following criteria are met:

a) Persuasive evidence of an arrangement exists,

b) Delivery has occurred or services have been rendered,

c) The seller's price to the buyer is fixed or determinable, and

d) Collectibility is reasonably assured.

(l) Retirement Benefits

The country of PRC mandates companies to contribute funds into the national retirement system, which benefits qualified employees based on where they were born within the country. The Company pays the required payment of qualified employees of the Company as a payroll tax expense. Very few employees in the Company fall under the mandatory conditions requiring the Company to pay as a payroll tax expense into the retirement system of the PRC. The Company provides no other retirement benefits to its employees.

(m) Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements. Comprehensive income includes net income and the foreign currency translation gain, net of tax.

(n) Foreign Currency Translation

The accompanying financial statements are presented in United States dollars (US$). The functional currency of the Company is the Renminbi (RMB). Capital accounts of the financial statements are translated into US$ from RMB and at their historical exchange rates when the capital transactions occurred. Assets and liabilities are translated at the exchange rates as of balance sheet date. Income and expenditures are translated at the average exchange rate of the period. The translation rates are as follows:

	June 30, 2007
Period end RMB : US$ exchange rate	7.613
Average RMB : US$ exchange rate for the reporting period	7.720

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

(o) Land Use Rights

According to the law of China, the government owns all the land in China. Companies or individuals are authorized to possess and use the land only through land use rights granted by the Chinese government. Land use rights are being amortized using the straight-line method over the lease term of 50 years.

F-144

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 05:14 EST 34078 FIN 145 6*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

CHINA VALLEY DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)
JUNE 30, 2007

(p) Recent Accounting Pronouncements

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

NOTE 4 ACCOUNTS RECEIVABLE, NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS

	June 30, 2007
Accounts receivable	$3,956,623
Less: Allowance for doubtful accounts	—
Accounts receivable, net	$3,956,623

NOTE 5 INVENTORIES

Inventories consisting of raw materials and finished goods are stated at the lower of weighted average cost or market value. Inventories are bottled water and its raw material to manufacture the bottles.

Inventories as of June 30, 2007 are summarized as follows:

	June 30, 2007
Raw materials	$2,818,344
Work-in-progress	1,410,823
Finished goods	1,769,975
Total	$5,999,142

NOTE 6 PREPAID EXPENSES AND OTHER RECEIVABLES

Prepaid expenses consist of payments and deposits made by the Company to third parties in the normal course of business operations. These payments are made for the purchase of goods and services that are used by the Company for its current operations.

The Company evaluates the amounts recorded as prepaid expenses and other receivables on a periodic basis and records a charge to the current operations of the Company when the related expense has been incurred or when the amounts reported as other receivables is no longer deemed to be collectible by the Company.

F-145

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 05:14 EST 34078 FIN 146 5*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

CHINA VALLEY DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)
JUNE 30, 2007

NOTE 7 PROPERTY, PLANT AND EQUIPMENT, NET OF ACCUMULATED DEPRECIATION

Property, plant and equipment of the Company consist primarily of manufacturing facilities and equipment owned and operated by the Company's wholly owned subsidiaries in China. Property, plant and equipment as of September 30, 2007 are summarized as follows:

	June 30, 2007
At cost:	
Buildings	$ 216,895
Machinery and equipment	3,195,806
Motor Vehicles	247,021
Furniture and fixtures	103,218
Construction in progress	683,306
	4,446,246
Less: Accumulated depreciation	
Buildings	$ 111,988
Machinery and equipment	1,264,403
Motor Vehicles	127,467
Furniture and fixtures	63,307
	1,567,165
Plant and equipment , net	$2,879,081

Depreciation expense for the periods ended June 30, 2007 and June 30, 2006, was $174,946 and $149,560, respectively.

NOTE 8 LAND USE RIGHT

Land use rights of the Company are being amortized using the straight-line method over the lease term of 50 years. Amortization expense for the periods ended June 30, 2007 and June 30, 2006 was $1,984 and $1,290, respectively.

NOTE 9 CUSTOMER DEPOSITS, ACCRUED EXPENSES AND OTHER PAYABLES

Other payables consist of amounts owed by the Company to various entities that are incurred by the Company outside of the normal course of business operations. These liabilities do not carry any interest rate and are generally payable within 12 months. Customer deposits consist of advance payments made by customers for the purchase of products from the Company.

Customer deposits, accrued expenses and other payables as of June 30, 2007 are summarized as follows:

	June 30, 2007
Customer deposits	$ 4,152,498
Accrued expenses	73,607
Other payables	6,762,180
Total	$10,988,285

F-146

HECKMANN CORPORATION RR Donnelley ProFile WCRpf_rend 01-Oct-2008 05:14 EST 34078 FIN 147 5*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

CHINA VALLEY DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)
JUNE 30, 2007

NOTE 10 NOTES PAYABLE

Notes payable are bank guaranteed notes collected by suppliers. All the notes are interest-free and are to be repaid within 6 months.

NOTE 11 SHORT TERM DEBT

All the short-term bank loans are repayable within 12 months and are unsecured.

Short-term loans are summarized as follows:

Due date	Interest rate per annum	June 30, 2007
June 29, 2008	8.541%	$1,050,834

NOTE 12 INCOME TAX

(a) Corporation Income Tax ("CIT")

In accordance with the relevant tax laws and regulations of Hong Kong and PRC, the statutory corporate income tax rates are 17.5% for Hong Kong and 33% in PRC. The corporate income tax rates applicable to the Company and its subsidiaries for the periods ended June 30, 2007 and 2006 were as follows:

	June 30, 2007	June 30, 2006
Fogang Guozhu Plastics Co. Ltd.	33%	33%
Fogang Guozhu Blowing Equipment Co. Ltd.	33%	33%
Fogang Guozhu Precision Mold Co. Ltd	33%	33%

The actual and effective corporate income tax was 21% and 21% for the periods ended June 30, 2007 and 2006, respectively.

(b) Value Added Tax ("VAT")

There is no VAT under current tax laws in Hong Kong.

In accordance with the current tax laws in the PRC, the VAT rate for the PRC subsidiaries for export sales is 8.5% to 10% and domestic sales is 17%. VAT is levied at 17% on the invoiced value of sales and is payable by the purchaser. The Company is required to remit the VAT it collects to the tax authority, but may offset this tax liability from the VAT for the taxes that it has paid on eligible purchases. The VAT payables have been accrued and reflected as others payable in the accompanying consolidated balance sheets.

NOTE 13 RELATED PARTY TRANSACTIONS

Due to directors consists of advances from directors and payments on behalf of the Company by the directors. Due to directors are unsecured and interest free with no fixed payment terms, but are expected to be repaid to the directors within the current year.

Due from directors consists of advances to directors and payments on behalf for directors. Due from directors is unsecured and interest free with no fixed payment terms, but are expected to be repaid by the directors within the current year.

F-147

HECKMANN CORPORATION RR Donnelley ProFile TORPRFRS1 10.0.20 WCRpf_rend 01-Oct-2008 05:14 EST 34078 FIN 148 4*
FORM S-4 (PROXY/PROS LOS 30-Sep-2008 07:15 EST COMP PS PMT 1C

CHINA VALLEY DEVELOPMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)
JUNE 30, 2007

NOTE 14 CAPITAL

The Company has 50,000 share of common stock issued as of June 30, 2007 and December 31, 2006. As of June 30, 2007, shareholder of the Company has not paid $50,000 subscription for common stock and such receivable was recorded as subscription receivable.

F-148

DLA Piper LLP (US) 2415 East Camelback Road, Suite 700 Phoenix, Arizona 85016-4245 www.dlapiper.com

Fax Transmission Cover Sheet		October 1, 2008

To	Telephone	Fax Number

John Archfield Ryan Milne Edwin S. Kim	(202) 551-3325 (202) 551-3688 (202) 551-3536	(703) 813-6963

From:	Steven D. Pidgeon	(480) 606-5124

Re:	Heckmann Corporation

Pages:	-3 (including this form)

If there is a problem with this transmission, please call Linda De La Cruz at 480-606-5495.

Fax Operator/Ext.

Message:

Ryan,

Enclosed are executive compensation tables for Mr. Xu related to our discussion earlier today.

Steven D. Pidgeon
Co-Managing Partner, Phoenix office

DLA Piper LLP (US)

CONFIDENTIALITY NOTICE

This communication is ONLY for the person named above. Unless otherwise indicated, it contains information that is confidential, privileged or exempt from disclosure under applicable law. If you are not the person named above, or responsible for delivering it to that person, be aware that disclosure, copying, distribution or use of this communication is strictly PROHIBITED. If you have received it in error, or are uncertain as to its proper handling, please immediately notify us by collect telephone and mail the original to us at the above address. Thank you.

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